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REGISTRANT'S NAME Power Corp. of Canada

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JUL 11 2003
THOMSON FINANCIAL

FILE NO. 82- 137 FISCAL YEAR 12-31-02

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DATE : 7/2/03





POWER CORPORATION OF CANADA

Annual Report 2002

Financial Highlights For the years ended December 31

(in millions of dollars, except per share information)

	2002	2001
Total revenue	**19,017**	18,349
Net earnings	**645**	618
Operating earnings per participating share, before goodwill amortization and non-recurring items	**3.07**	2.87
Net earnings per participating share	**2.81**	2.74
Dividends paid per participating share	**0.79**	0.68
Consolidated assets	**70,136**	68,730
Consolidated assets and assets under administration	**174,632**	182,641
Shareholders' equity	**5,387**	4,692
Book value per participating share	**21.76**	19.38
Participating shares outstanding *(in millions)*	**222.1**	221.1

CONTENTS

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au secrétaire,

Power Corporation du Canada
751, square Victoria, Montréal (Québec) Canada H2Y 2J3 ou bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg (Manitoba) Canada R3B 0X5

Power Corporation of Canada is a diversified management and holding company.

Power Corporation holds the controlling interest in **Power Financial Corporation**, which in turn controls Great-West Lifeco Inc. and Investors Group Inc. Power Financial and the Frère group each hold a 50 per cent interest in Parjointco N.V., which controls Pargesa Holding S.A. Power Corporation also holds a 100 per cent interest in Gesca Ltée and Power Technology Investment Corporation.

Great-West Lifeco Inc. holds a 100 per cent interest in The Great-West Life Assurance Company (Great-West Life) and in Great-West Life & Annuity Insurance Company. Great-West Life also holds a 100 per cent interest in London Insurance Group Inc., which in turn owns a 100 per cent interest in London Life Insurance Company. Total assets and assets under administration of Lifeco and its operating subsidiaries are over $96 billion.

The Great-West Life Assurance Company is a leading insurer in Canada, offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiary, London Life Insurance Company, Great-West Life serves the financial security needs of nine million Canadians.

London Life Insurance Company offers financial security advice through its Freedom 55 Financial™ Division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada and operates internationally through its subsidiary London Reinsurance Group Inc., a supplier of reinsurance in the United States and Europe.

Great-West Life & Annuity Insurance Company operates in the United States of America, providing a full range of healthcare, life and disability insurance, annuities, and retirement savings products and services.

Investors Group Inc., together with Mackenzie Financial Corporation, is Canada's largest mutual fund organization with over $74 billion in assets under management and administration.

With over one million clients and more than $39 billion in assets under management and administration, Investors Group holds a strong leadership position in the financial services industry. Through its network of over 3,300 consultants nationwide, Investors Group clients receive comprehensive investment, retirement, tax and estate planning advice and service, and a full range of investments through Investors Group *Masterseries*™ and third-party advised funds, together with a broad selection of insurance, mortgage and securities products and services.

Mackenzie Financial Corporation is a multifaceted investment management and financial services corporation with over $35 billion in assets under management and administration and 1.5 million client accounts. Mackenzie mutual funds are sold through relationships with 35,000 independent financial advisers across Canada. Mackenzie also offers a family of mutual and segregated funds, provides trustee, administrative and securities services, and offers a wide variety of deposit and lending products.

The Pargesa group holds significant positions in a selected number of large companies based in Europe. These companies operate in strategic industries including media, energy, water, waste services, and specialty minerals.

Gesca Ltée holds a 100 per cent interest in the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario.

GROUP ORGANIZATION CHART



100%
67.4%
Gesca Ltée
Power Financial Corporation
Cash, Investments & Corporate Assets
(1)
78.5%(2)
4.4%
3.5%
56.1%
Pargesa Holding S.A.
Great-West Lifeco Inc.
Investors Group Inc.
100%
100%
100%
100%
100%
Great-West Life & Annuity Insurance Company
The Great-West Life Assurance Company
London Life Insurance Company
Investors Group
Mackenzie Financial Corporation

Above percentages denote participating equity interest as of December 31, 2002.

(1) Through its wholly owned subsidiary, Power Financial Europe B.V., Power Financial Corporation held a 50 per cent interest in Parjointco N.V. Parjointco held a voting interest of 61.4 per cent and an equity interest of 54.6 per cent in Pargesa Holding S.A.

(2) 65 per cent direct and indirect voting interest

Power Corporation of Canada's operating earnings for the year ended December 31, 2002 were $703 million or $3.07 per participating share, compared with $646 million or $2.87 per share in 2001, an increase of 7.0 per cent. Growth in the contribution to operating earnings from Power Financial Corporation was partially offset by a decrease in results from corporate activities which, as previously reported, is principally due to lower gains on the disposal of technology securities.

Other income of a non-recurring nature for 2002 consisted of a charge of $58 million or $0.26 per share and primarily represents the Corporation's indirect share, through Power Financial Corporation, of non-operating items recorded by the Pargesa group. Other income for 2001 was $175 million, or $0.79 per share, and was partially offset by goodwill amortization of $75 million, or $0.34 per share, and Power Corporation's share of specific charges recorded by Great-West Lifeco of $128 million or $0.58 per share. Under revised accounting standards effective January 1, 2002, goodwill is no longer amortized.

Power Corporation's net earnings were $645 million or $2.81 per share for 2002, compared with $618 million or $2.74 per share in 2001.

Dividends

Dividends paid in 2002 on the Corporation's Participating Preferred and Subordinate Voting Shares rose to 79.38 cents per share, compared with 67.5 cents per share in 2001, an increase of 17.6 per cent. Common share dividends were also increased during the year at Power Financial Corporation, Great-West Lifeco Inc., Investors Group Inc. and Pargesa Holding S.A.

Group Companies' Results

Power Financial Corporation

Power Financial Corporation's operating earnings for the year ended December 31, 2002 were $1,074 million or $2.97 per share, compared with $906 million or $2.53 per share for the same period in 2001. This represents a 17 per cent increase on a per share basis.

Other income of a non-recuring nature for 2002 consisted of a charge of $86 million or $0.25 per share, representing principally the impact on Power Financial's earnings of non-operating items recorded within the Pargesa group. Other income in 2001 was $269 million or $0.77 per share and consisted primarily of a net dilution gain related to the acquisition of Mackenzie Financial Corporation.

Power Financial's net earnings, including other items, for 2002 were $988 million or $2.72 per share. For 2001, net earnings also included goodwill amortization of $107 million and Power Financial's share of specific charges recorded by a subsidiary of $189 million, and amounted to $879 million or $2.44 per share.

Great-West Lifeco Inc.

Great-West Lifeco reported net income attributable to common shareholders of $931 million for the twelve months ended December 31, 2002. This result represents an increase of 15 per cent over 2001 on a per share basis, after adjusting for non-recurring charges relating to goodwill amortization, Alta Health & Life Insurance Company, and the events of September 11, 2001, to facilitate comparison between years.

Great-West Lifeco's return on common equity was 22.9 per cent for the year 2002, among the highest for a Canadian financial services company.

In Canada, Great-West Life and London Life reported that consolidated net earnings attributable to common shareholders for 2002 increased 15 per cent to $441 million from $384 million in 2001.

In the United States, Great-West Life & Annuity Insurance Company's consolidated net earnings for 2002 increased 13 per cent to $490 million from $435 million in the previous year.

Investors Group Inc. and Mackenzie Financial Corporation
Net income attributable to common shareholders reported by Investors Group Inc. was $491 million in 2002, compared with $388 million in 2001, an increase of 18.5 per cent on a per share basis.

The 2001 figure excludes both a restructuring charge of $56 million (after tax) and goodwill amortization related to the acquisition of Mackenzie Financial. It includes goodwill amortization related to Investors Group's investment in Lifeco which, if excluded to reflect accounting standards now in effect, would have resulted in an increase in earnings per share in 2002 of 17 per cent. A change in the method of amortization of sales commissions introduced in April 2001 to reflect a more accurate estimate of their useful life, increased earnings by $20 million after tax in 2002. This method is also consistent with that used by Mackenzie and the industry generally.

Investors Group's gross revenue increased from $1.8 billion to $1.9 billion, while operating expenses declined by over $50 million due to expense synergies generated between operating units and a disciplined focus on cost efficiency.

Client assets under management and administration at the end of the year totalled $74.8 billion, compared with $83.1 billion at December 31, 2001, essentially as a result of declining equity markets.

Investors Group's return on average common equity for 2002 was 19.2 per cent, compared with 19.6 per cent in 2001, excluding goodwill amortization and restructuring charges.

Book Value per Share
(in dollars)


13.83
14.64
16.91
19.38
21.76
98
99
00
01
02

Earnings per Share before Amortization of Goodwill and Non-Recurring Items
(in dollars)


1.59
1.92
2.50
2.87
3.07
98
99
00
01
02

Mutual fund sales through Investors Group's own consultant network were $4.9 billion, compared with $5.5 billion in 2001. Net redemptions were $109 million compared with net sales of $837 million in the previous year.

Mackenzie's Canadian operations reported mutual fund sales of $6.0 billion compared with $5.5 billion in the prior year. Mutual fund net sales were $288 million, compared with $280 million.

Pargesa Holding S.A.

Power Financial holds together with the Frère group a 54.6 per cent equity interest in Pargesa Holding S.A.

In 2002, Power Financial's share of net operating earnings of its European affiliate was $80 million, as compared with $39 million in 2001. Both Bertelsmann and Imerys achieved improved operating earnings due to restructuring and cost-reduction programs undertaken previously. TotalFinalElf and Suez, which are accounted for at cost, increased their dividends during the year.

In addition, Power Financial's net share of other income of a non-recurring nature recorded by Pargesa resulted in a charge of $87 million in 2002, as compared with a net credit of $72 million.

Pargesa reported a net non-recurring charge in 2002, mainly due to a reduction of the carrying value of its investment in Zomba Music Group by Bertelsmann. In 2001, Pargesa recorded a net non-recurring profit resulting principally from the exchange of GBL's 30 per cent interest in RTL for a 25 per cent interest in Bertelsmann.

The group companies' financial results and operations are discussed at greater length in the section of this report entitled *Management's Discussion and Analysis of Operating Results.*

Group Developments

Financial Services

Great-West's subsidiary, London Insurance Group Inc., closed the sale of its subsidiary, London Guarantee Insurance Company, to The St. Paul Companies of Saint Paul, Minnesota, in March. The company had identified London Guarantee as a non-strategic business unit.

During the second half of 2002, Mackenzie Financial sold its 85.7 per cent interest in its U.S. subsidiary Mackenzie Investment Management Inc. This sale was part of Mackenzie's strategy to focus on its core Canadian distribution operations and the needs of Canadian independent financial advisers and their clients. The buyer, Waddell & Reed Financial, Inc., will act as a sub-adviser to some Mackenzie funds.

In November 2002, Investors Group, Great-West Life and London Life announced an agreement with National Bank of Canada whereby the three Power Financial group companies will deliver banking products and services through their respective distribution networks.

Under the agreement, Investors Group, Great-West Life and London Life will offer their individual clients banking products and services developed by National Bank. The range of products will include investment loans, lines of credit, deposit accounts and credit cards. The banking products will be distributed through more than 7,000 consultants and advisers across Canada, under branding that is unique to the distributors. Investors Group, Great-West Life and London Life confirmed that they had ceased discussions with CIBC regarding their earlier announced intentions to offer their clients banking and brokerage products and services provided by CIBC.

In December 2002, Power Corporation issued 6,000,000 Non-Cumulative First Preferred Shares, Series C, priced at $25.00 and carrying a 5.80% annual dividend for gross proceeds of $150 million. Proceeds from the issue were used to supplement the Corporation's financial resources and for general corporate purposes.

On February 17, 2003, Great-West Lifeco announced it had entered into a definitive agreement with Canada Life Financial Corporation to acquire 100 per cent of the outstanding common shares of Canada Life. The Board of Directors of Canada Life agreed to recommend that Canada Life shareholders approve the transaction, valued at $44.50 per Canada Life common share, representing an aggregate transaction value of $7.3 billion at the time of the announcement.

To support the transaction, Power Financial committed to invest $800 million to purchase 21.302 million common shares of Lifeco from treasury through a private placement. Investors Group also agreed to invest $100 million by purchasing 2.662 million Lifeco common shares from treasury.

The transaction, a capital reorganization, is subject to approval by Canada Life's common shareholders and is also subject to approval by regulatory authorities in Canada, the United States, the United Kingdom and the European Union, as well as in other jurisdictions where the companies operate. The transaction is expected to close in the third quarter of 2003.

Technology and Communications

Early in 2002, La Presse, Ltée, a subsidiary of Gesca Ltée, Power's wholly owned newspaper publishing subsidiary, entered into an agreement to outsource the printing of the daily newspaper *La Presse* and its related products, effective in the fall of 2003. Gesca also sold three commercial printing plants and signed long-term contracts for the printing of *Le Soleil*, *Le Nouvelliste*, and *Le Droit*. Gesca undertook several additional initiatives during the year designed to ensure high-quality content in its newspapers. After two years in operation, Gesca's web site, Cyberpresse.ca, has become one of the most important French language information sites in Canada.

In June 2002, Power Technology Investment Corporation announced an investment in Picchio Pharma Inc., an equally owned joint venture with an initial capital commitment of $60 million. Picchio currently holds approximately 31 per cent (on a fully diluted basis) of Neurochem Inc., a company based in Montréal with products that are focused primarily on the central nervous system and on amyloid-related diseases associated with aging and chronic inflammatory diseases. Picchio is also a 20% shareholder of Adaltis Inc., a private international healthcare company based in Montréal that develops, manufactures and markets sophisticated laboratory products for the diagnosis of human diseases.

Board of Directors

The Honourable P. Michael Pitfield has retired from the Board of Directors after making an important contribution to the success of the Power group over a number of years. Senator Pitfield was a Director from 1985 to 2003. He was Vice-Chairman of the Corporation and has served as a

Director of Power Financial, Great-West Lifeco and its major subsidiaries, Investors Group and Gesca Ltée. In addition to his service to Power and its affiliates, Senator Pitfield has an outstanding record of service to his country and as an academic. He rose to the highest ranks of the federal public service, serving as Deputy Minister of Consumer and Corporate Affairs and as Clerk of the Privy Council and Secretary to Cabinet from 1975 to 1982. He was summoned to the Senate of Canada in 1982. In recognition of his valuable contribution to the Power group, he has been named Director Emeritus of Power Corporation.

Outlook

Your Directors and management strive to provide solid long-term value for shareholders of Power and its constituent group companies.

Though the world economy is experiencing a period of uncertainty, we believe that the future holds great promise for Power Corporation. We note a heightened interest in the financial markets in companies with a proven record of achievement and with good long-term prospects.

Our group companies are leaders in their fields. In the financial services industry in North America, the companies of the Power Financial group are low-cost producers with powerful distribution systems and hold important market shares. They have participated actively and with great effect in the ongoing consolidation of that industry.

The Europe-based Pargesa group holds interests in companies that are among the world's leaders in their fields. These companies are well placed to participate in anticipated growth in the media, energy, water, waste and specialty minerals industries.

Our holdings in Asia and in the biotechnology industry position us well to participate in the evolution of both.

Your Directors wish to express gratitude on behalf of the shareholders for the important contribution of the employees of Power Corporation and its associated companies to the successful results that have been achieved in the year 2002.

On behalf of the Board of Directors,



Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer



André Desmarais
President and Co-Chief Executive Officer

April 3, 2003

Except as otherwise indicated, all figures are expressed in Canadian dollars.

Forward-looking Statements

This report may include forward-looking statements about objectives, strategies and expected financial results. These statements are inherently subject to risks and uncertainties beyond the Corporation's control including, but not limited to, economic and financial conditions globally, regulatory developments in Canada and elsewhere, technological developments and competition. These and other factors may cause the Corporation's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on these statements.

Readers are referred to the Condensed Supplementary Financial Statements of Power Corporation further in this annual report. The supplementary financial statements identify the sources of the earnings, assets and liabilities of the Corporation.

This section of the annual report deals with financial results for the year 2002. The following describes the structure of the group at December 31, 2002.

The principal asset of Power Corporation of Canada (Power Corporation or the Corporation) is its 67.4 per cent interest in Power Financial Corporation (Power Financial), which holds substantial interests in the financial services field in Canada and the United States. Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) and Investors Group Inc. (Investors Group). These companies and their subsidiaries manage and distribute an extensive range of financial products and services to individuals and corporations as well as public and non-profit entities, and make an important contribution to the assets and results of the Corporation.

In Canada, Lifeco controls a 100 per cent voting interest in The Great-West Life Assurance Company (Great-West Life), which in turn holds 100 per cent of London Insurance Group Inc. (LIG); LIG in turn holds 100 per cent of London Life Insurance Company (London Life). Also in Canada, Investors Group holds 100 per cent of Mackenzie Financial Corporation (Mackenzie), which was acquired in April 2001. In the United States, Lifeco controls a 100 per cent voting interest in Great-West Life & Annuity Insurance Company (GWL&A).

Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium. The Pargesa group has substantial holdings in a selected number of major media (Bertelsmann AG), oil and gas, and petrochemicals (TotalFinaElf), energy, water and waste services (Suez) and specialty minerals (Imerys) companies based in Europe.

Through its wholly owned subsidiary Gesca Ltée (Gesca), Power Corporation has an interest in the communications sector. Gesca is engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario, among which are *Le Soleil* in Québec City, *Le Droit* in Ottawa and *Le Quotidien* in Chicoutimi. In recent years, Gesca has undertaken several initiatives aimed at focusing its resources on high-quality content. On September 28, 2002, Gesca exercised an option to purchase a 20 per cent interest in Workopolis, Canada's leading provider of recruitment and job search solutions. As a result of the exercise of this option, Workopolis has acquired Gesca's 50 per cent interest in Alliance Workopolis, the joint venture formed in 2001 to market Workopolis products and services to Québec recruiters and job seekers.

Power Corporation also holds 100 per cent of Power Technology Investment Corporation (PTIC), which focuses on the biotechnology and technology sectors.

In 2002, PTIC announced that it had agreed to participate in Picchio Pharma Inc., a 50/50 joint venture corporation with an initial capital commitment of $60 million. The objective of Picchio is to become a Canadian biopharmaceutical company dedicated to acquiring, developing and commercializing new therapeutic products and technologies. As of December 31, 2002, Picchio held approximately a 23 per cent interest (on a fully diluted basis) in Neurochem Inc. and approximately a 20 per cent interest in Adaltis Inc. Since then, the interest in Neurochem has been brought up to approximately 31 per cent on a fully diluted basis.

In Asia, the most significant investment of the Corporation is its 4.6 per cent interest in CITIC Pacific Ltd.

Over the years, the Corporation has invested directly or through wholly owned subsidiaries in a selected number of investment funds, including Sutter Hill Venture Partnership. In 2001, Power Corporation committed to invest up to €100 million in a new private equity fund, Private Equity Partners Europe (PEP). The Corporation holds 100 per cent of the shares of the Paris-based management company of this fund. Groupe Bruxelles Lambert (GBL), a subsidiary of Pargesa, has committed to invest up to €50 million in the fund.

Management's discussion and analysis of the Corporation's 2002 financial results focuses mainly on the operations of each of the principal entities within the group. Information regarding the subsidiaries and affiliate is based on information provided by them. In addition to the consolidated financial results presented in this report, management has also prepared condensed supplementary financial statements of the Corporation, as in previous years, with its principal subsidiaries accounted for on the equity basis in order to facilitate analysis. A discussion of the financial results, assets, liquidity and financial resources, and the outlook for Power Financial's subsidiaries and for Pargesa, have been provided to give readers a greater understanding of Power Corporation's underlying assets, earnings base and financial resources.

In establishing its statements of earnings, Power Financial uses the flow-through presentation as reported by Pargesa. Pargesa's financial statements may be adjusted to conform to Canadian Generally Accepted Accounting Principles (GAAP). In particular, adjustments made for the purpose of eliminating the effect of goodwill amortization represented, in aggregate, $0.10 per Power Financial common share in 2002, and related primarily to Pargesa's indirect share of goodwill amortization included in Bertelsmann's earnings.

Power Financial, Lifeco, Great-West Life, London Life and Investors Group each publish an annual report. Pargesa will publish its 2002 annual report in April 2003. Copies of the annual reports of Power Financial, Lifeco, Great-West Life, London Life, Investors Group and Pargesa are available from the Secretary of each of these corporations or from the Secretary of Power Corporation.

Presentation of Financial Results

In analysing the financial results of the Corporation, in which its principal subsidiaries, Lifeco and Investors Group, are accounted for on an equity basis, net earnings are subdivided into the following components:

- operating earnings, which include the Corporation's share of earnings of its subsidiaries and affiliate before non-recurring items, as well as results from corporate activities. In order to provide a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill (which primarily represented the Corporation's share of goodwill recorded by its subsidiaries);
- goodwill amortization, which applies only to 2001; and
- other income.

Results for 2001 also included Power Corporation's share of specific charges recorded by Lifeco in the first half of the year relating to Alta Health & Life Insurance Company (Alta), a subsidiary of GWL&A, and to claims provisions for the U.S. events of September 11, 2001.

Highlights

In 2002, net earnings of Power Corporation amounted to $645 million, compared with $618 million in 2001. Earnings per participating share were $2.81 in 2002, compared with $2.74 in 2001.

Operating earnings, as defined above, were $703 million in 2002, compared with $646 million in the previous year. The variance in operating earnings primarily reflects a $98 million increase in the share of operating earnings from subsidiaries, mainly attributable to Power Financial, partly offset by a decrease of $41 million in results from corporate activities. After deducting preferred dividends, which amounted to $22 million in 2002 and $12 million in 2001, operating earnings per participating share were $3.07 in 2002, compared with $2.87 per share in 2001, an increase of 7.0 per cent.

Consolidated revenues for the year ended December 31, 2002 were $19.0 billion, compared with $18.3 billion in 2001. This increase is primarily due to an increase in premium income. Consolidated expenses were $16.8 billion in 2002, compared with $16.6 billion in 2001.

Consolidated assets and assets under administration of the Power Corporation group of companies stood at $175 billion at the end of 2002 (2001 – $183 billion).

Power Corporation's consolidated assets were $70.1 billion at year-end 2002, as against $68.7 billion at the end of 2001.

Earnings Summary

December 31 *(in millions of dollars, except per share amounts)*	**2002**		2001		
	Total [1]	per share	Total [1]	per share	%
Operating earnings	**703**	**3.07**	646	2.87	7.0
Goodwill amortization			(75)	(0.34)	
Share of specific charges			(128)	(0.58)	
Other income	**(58)**	**(0.26)**	175	0.79	
Net earnings	**645**	**2.81**	618	2.74	

(1) before dividends on preferred shares, which amounted to $22 million in 2002 (2001 – $12 million).

Assets under administration decreased to $104.5 billion at the end of 2002 from $113.9 billion in 2001. These include segregated funds of Lifeco which are predominantly used to fund pension plan obligations of policyholders and provide clients with a vehicle for investing in group and individual savings plans. The market value of these segregated funds was $36.0 billion at December 31, 2002 (2001 – $38.9 billion). Investors Group's mutual fund assets, at market value, were $68.4 billion at the end of 2002, compared with $75.0 billion at the end of 2001. Mutual fund assets consist of clients' assets invested in proprietary mutual funds and other co-branded funds. Lifeco and Investors Group earn fee income from the management and administration of these assets.

Operating Earnings

Share of operating earnings of subsidiaries

Power Corporation's share of operating earnings from its subsidiaries increased from $598 million to $696 million or 16.4 per cent year over year.

As in previous years, Power Financial was the major contributor to the increase in the share of operating earnings. Complementary information on the results of Power Financial and its subsidiaries and affiliate can be found below in the appropriate sections of the discussion and analysis.

Corporate results

In 2002, results from corporate activities constituted a profit of $7 million, as compared with a profit of $48 million in 2001. Results from corporate activities consist of income from investments, operating expenses, depreciation and income taxes.

Income from investments, which includes gains recorded on the sale of marketable securities, decreased significantly in 2002 compared with 2001. As reported in the past, in previous years the Corporation received distributions in kind from certain investment funds. These distributions generally consisted of securities of companies in the high technology sector. These securities were sold over time and, overall, the Corporation generated significant gains therefrom. These gains were achieved either from direct sales or through a hedging program which was put in place by the Corporation in order to minimize risk. Most of these hedges matured in 2000 and 2001, with a small balance maturing early in 2002. In 2002, the Corporation received very few securities pursuant to such distributions. These securities were sold when received. As a consequence, gains recorded in 2002 from this activity were much lower than in 2001 and 2000.

Operating earnings per share

On a per participating share basis, growth in operating earnings also reflects the impact of higher dividends paid on the Corporation's preferred shares, mainly as a consequence of the issuance at the end of 2001 of First Preferred Shares, Series B. Dividends related to the First Preferred Shares, Series C had little impact on income in 2002, since this new series of preferred shares was issued late in 2002.

Goodwill amortization

Goodwill resulted in an expense of $75 million or $0.34 per share in 2001. Effective January 1, 2002, goodwill is no longer amortized under new Canadian accounting standards.

Goodwill amortization in 2001 consisted primarily of the Corporation's share of goodwill amortization expense recorded by Power Financial's subsidiaries and affiliate.

Share of specific charges

In 2001, Power Corporation's share of specific charges recorded by Lifeco, relating to Alta in the first half of the year and to a claims provision resulting from the September 11, 2001 events in the third quarter, amounted to $128 million or $0.58 per share.

Other income

Other income of a non-recurring nature was a net charge of $58 or $0.25 per share in 2002, compared with a profit of $175 million or $0.79 per share in 2001.

In 2002, other income represents primarily the Corporation's share of Power Financial's other income, which relates principally to non-operating items recorded within the Pargesa group, principally by Bertelsmann.

In 2001, the major component was Power Corporation's share of Power Financial's other income, which consisted primarily of the dilution gain resulting from the issuance of common shares by Investors Group in connection with the acquisition of Mackenzie, partially offset by Power Financial's net share of a restructuring charge related to this acquisition, and, to a lesser extent, its share of non-operating earnings recorded within the Pargesa group. Power Corporation's other income also included its share of net gains recorded by PTIC, as well as its share of costs related to an outsourcing contract signed by La Presse, Ltée.

Assets and Liabilities

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $540 million at year-end, as compared with $386 million at the end of 2001 (these figures exclude cash held by the principal subsidiaries, when accounted for on an equity basis). The increase in year over year cash position results primarily from the issuance in December 2002 of Non-Cumulative First Preferred Shares,

Series C for gross proceeds of $150 million and net proceeds of approximately $147 million.

The carrying value of the Corporation's investments in its subsidiaries, Power Financial, PTIC and Gesca, when accounted for under the equity method, increased to $4.1 billion in 2002 from $3.6 billion at the end of 2001.The net increase results primarily from (i) the share of net earnings from subsidiaries, net of dividends received, for an amount of $393 million, and (ii) the positive net variation of foreign currency translation adjustments for $114 million.

Other investments amounted to $678 million at the end of 2002, compared with $628 million in 2001. Included in these amounts were $434 million in marketable securities ($436 million in 2001), and $203 million in investment funds ($147 million in 2001). As in the previous year, the most significant investment was the 4.6 per cent interest in CITIC Pacific Ltd., at a cost of $434 million at year-end (unchanged).

In the course of its operations, the Corporation uses derivative financial instruments from time to time. Although the use of derivative financial instruments is not restricted to hedging transactions, the principal objective in using such financial instruments is to protect the value of assets and/or expected cash-flows, and accordingly, either to hedge foreign currency fluctuations on its holdings of foreign currency denominated temporary investments or marketable securities, or to hedge the value of marketable securities included in other investments. The use of financial instruments is monitored on an ongoing basis by senior management and reported to the Audit Committee on a quarterly basis. Such transactions are entered into with highly rated financial institutions.

Liquidity and Capital Resources

In the course of managing its cash and cash equivalents, the Corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. As reported above, in order to protect against such fluctuations, the Corporation enters into currency hedging transactions from time to time with highly rated financial institutions. At December 31, 2002, 94 per cent of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries, interest and dividends on cash and cash equivalents, and, when required, the Corporation's cash. The total annual dividends declared on the participating shares of Power Corporation increased from 67.50 cents in 2001 to 79.375 cents in 2002.

Shareholders' Equity

Shareholders' equity at the end of 2002 was $5.4 billion, compared with $4.7 billion at the end of 2001. The Corporation is predominantly capitalized by participating shares (which include both the Subordinate Voting Shares and the Participating Preferred Shares).

As previously reported, in December 2002 the Corporation issued $150 million of 5.80% Non-Cumulative First Preferred Shares, Series C consisting of 6,000,000 shares issued at $25.00 per share. Dividends on the Series C First Preferred Shares are $1.45 per share per annum, payable quarterly. These shares are perpetual and may be redeemed for cash by the Corporation on and after December 6, 2007, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share if redeemed prior to December 6, 2011, and at $25.00 per share thereafter.

Additionally, at year-end there were 6,000,000 5.60% Non-Cumulative First Preferred Shares, Series A outstanding (stated value $150 million); 8,000,000 5.35% Non-Cumulative First Preferred Shares, Series B outstanding (stated value $200 million); and 1,059,878 Cumulative Redeemable First Preferred Shares, 1986 Series outstanding with a stated value of $53 million (during the year, the Corporation purchased 80,000 of these shares for cancellation).

Participating shareholders' equity amounted to $4.8 billion at the end of 2002, up from $4.3 billion a year ago. The increase in participating shareholders' equity is mainly due to:

- an increase in retained earnings, in the amount of $426 million; and
- a net $114 million increase in foreign currency translation adjustments. These adjustments relate primarily to the Corporation's indirect investment, through Power Financial, in Pargesa and in GWL&A.

Independent Ratings of Power Corporation

As of December 31, 2002	Dominion Bond Rating Service	Standard & Poor's Corporation
Preferred shares		
Cumulative	Pfd-2 (high)	Canadian scale P-1 (low)/ Global scale A-
Non-cumulative	Pfd-2 (high) n	Canadian scale P-1 (low)/ Global scale A-

Book value per participating share was $21.76 at the end of 2002, compared with $19.38 per share at the end of 2001.

In 2002, the Corporation issued 1,022,600 Subordinate Voting Shares pursuant to the terms of the Executive Stock Option Plan, resulting in an increase in stated capital of $9 million. A total of 721,830 shares were issued in 2001, for an increase in stated capital of $7 million.

Following the announcement made by Lifeco, on February 17, 2003, of its offer to purchase 100 per cent of Canada Life Financial Corporation (Canada Life) (see below under Subsequent Events), Dominion Bond Rating Service (DBRS) placed all ratings for Power Corporation "Under Review with Negative Implications", while Standard & Poor's (S&P) placed all ratings of Power Corporation under "Credit Watch with Negative Implications".

Upon completion of the acquisition of Canada Life by Lifeco, it is expected that DBRS will reduce the ratings by one notch and the Corporation will be removed from the current "Under Review" status. It is expected that S&P will also lower its ratings of Power Corporation by one notch.

Subsequent Events

(a) On February 17, 2003, Lifeco made an offer to purchase 100 per cent of Canada Life. The Board of Directors and management of Canada Life recommended acceptance of the Lifeco offer. Please refer to additional comments on the offer in the Directors' Report to Shareholders.

(b) On February 24, 2003, Power Financial announced the issue of $200 million of 6.00% Non-Cumulative First Preferred Shares, Series I and $150 million of 4.70% Non-Cumulative First Preferred Shares, Series J as well as $250 million of 6.90% Debentures due March 11, 2033 and issued at 99.824% of par. The Series I First Preferred Shares are "perpetual" preferred shares, while the Series J First Preferred Shares are 10-year "soft retractable" preferred shares. Closing of these offerings took place on March 11, 2003. The net proceeds of these offerings will be used by Power Financial to supplement its financial resources and for general corporate purposes, and to assist Power Financial in the financing of the acquisition of Canada Life by Lifeco.

(c) On February 26, 2003, Investors Group announced the issue of $300 million principal amount of debentures, in two series of $150 million principal amount each. The first tranche bears interest at a rate of 6.58 per cent and will mature March 7, 2018. The second tranche bears interest at a rate of 7.11 per cent and will mature March 7, 2033. Closing took place on March 5, 2003. The net proceeds of the issue will be used for debt repayment and for general corporate and investment purposes including the announced purchase of treasury shares of Lifeco in connection with the acquisition of Canada Life.

(d) On March 6, 2003, Lifeco issued an aggregate $600 million principal amount of debentures in two series. The first consists of $200 million principal amount of debentures bearing interest at a rate of 6.14 per cent and maturing March 21, 2018. The second tranche consists of $400 million principal amount, bears interest at a rate of 6.67 per cent and will mature March 21, 2033. Closing took place on March 21, 2003. The net proceeds of the issue will be used for general corporate purposes, and will assist in the financing of the proposed acquisition of Canada Life.

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*

	2002	2001
Condensed Statements of Earnings		
Share of earnings of subsidiaries, before goodwill amortization and non-recurring items	**696**	598
Corporate activities	**7**	48
Operating earnings, before goodwill amortization and non-recurring items	**703**	646
Amortization of goodwill		(75)
Share of specific charges		(128)
Other income, net of income taxes	**(58)**	175
Net earnings	**645**	618
Earnings per participating share *(in dollars)*		
Operating earnings, before goodwill amortization and non-recurring items	**3.07**	2.87
Net earnings	**2.81**	2.74
Condensed Balance Sheets		
Cash and cash equivalents	**540**	386
Investments		
Subsidiaries and affiliate at equity	**4,086**	3,596
Other	**678**	628
	4,764	4,224
Other assets	**223**	228
Total assets	**5,527**	4,838
Accrued liabilities and other	**140**	146
Shareholders' equity		
Non-participating shares	**553**	407
Participating shareholders' equity	**4,834**	4,285
	5,387	4,692
Total liabilities and shareholders' equity	**5,527**	4,838

POWER CORPORATION OF CANADA
Shareholders' Equity
(in billions of dollars)


3.15
3.45
3.94
4.69
5.39
98
99
00
01
02

POWER CORPORATION OF CANADA
Share of Earnings of Subsidiaries, before Goodwill Amortization and Non-Recurring Items
(in millions of dollars)


372
443
521
598
696
98
99
00
01
02

Readers are referred to the condensed Supplementary Financial Statements of Power Financial further in this annual report. The Supplementary Financial Statements identify the sources of the earnings, assets and liabilities of the corporation.

Presentation of Financial Results
In analysing the financial results of the corporation, in which its principal subsidiaries, Lifeco and Investors Group, are accounted for on an equity basis, net earnings are subdivided into the following components:

- operating earnings, which include the corporation's share of earnings of its subsidiaries and affiliate before non-recurring items, as well as results from corporate activities. In order to provide a more accurate basis for comparison in analysing operating activities, given the introduction of new rules under which goodwill is no longer amortized, operating earnings for 2001 are presented before amortization of goodwill (which primarily represented the corporation's share of goodwill recorded by its subsidiaries);

- goodwill amortization, which applies only to 2001; and

- other income.

Results for 2001 also included Power Financial's share of specific charges recorded by Lifeco in the first half of the year relating to Alta, a subsidiary of GWL&A, and to claims provisions for the U.S. events of September 11, 2001.

Highlights
In 2002, net earnings of Power Financial were $988 million, compared with $879 million in 2001. On a per share basis, earnings per common share were $2.72 in 2002, compared with $2.44 in 2001.

Operating earnings, as defined above, were $1,074 million in 2002, compared with $906 million in the previous year. The share of operating earnings from subsidiaries and affiliate grew by $173 million over 2001, or 18.9 per cent. After deducting preferred dividends, which represented $45 million in 2002 and $32 million in 2001, operating earnings per common share were $2.97 in 2002, compared with $2.53 in 2001, an increase of 17.4 per cent.

Consolidated revenues for the year ended December 31, 2002 were $18.6 billion, compared with $17.9 billion in 2001. This increase is primarily due to an increase in premium income. Consolidated expenses were $16.4 billion in 2002, compared with $16.2 billion in 2001.

Consolidated assets and assets under administration of the Power Financial group of companies stood at $173 billion at the end of 2002 (2001 – $181 billion).

Power Financial and its subsidiaries held corporate assets of $68.3 billion at year-end 2002, as against $67.1 billion at the end of 2001.

Assets under administration decreased to $104.5 billion at the end of 2002 from $113.9 billion in 2001. These include segregated funds of Lifeco, which are predominantly used to fund pension plan obligations of policyholders and provide clients with a vehicle for investing in group and individual savings plans. The market value of these segregated funds was $36.0 billion at December 31, 2002 (2001 – $38.9 billion). Investors Group's mutual fund assets, at market value, were $68.4 billion at the end of 2002, compared with $75.0 billion at the end of 2001. Mutual fund assets consist of clients' assets invested in proprietary mutual funds and other co-branded funds. Lifeco and Investors Group earn fee income from the management and administration of these assets.

Power Financial's share of operating earnings from its subsidiaries and affiliate totalled $1,087 million, as compared with $914 million in 2001, for an increase of 18.9 per cent year over year.

The corporation's share of operating earnings of Lifeco and Investors Group (which from April 20, 2001 included the results of Mackenzie) increased by $132 million year over year.

Earnings Summary

December 31 *(in millions of dollars, except per share amounts)*	**2002**		2001		
	Total [1]	per share	Total [1]	per share	%
Operating earnings	**1,074**	**2.97**	906	2.53	17.4
Goodwill amortization			(107)	(0.31)	
Share of specific charges			(189)	(0.55)	
Other income	**(86)**	**(0.25)**	269	0.77	
Net earnings	**988**	**2.72**	879	2.44	

(1) before dividends on preferred shares, which amounted to $45 million in 2002 (2001 – $32 million).

The contribution from Investors Group also includes the effect of a change in accounting estimates related to commission expenses effective April 1, 2001, which reduced Investors Group's expenses and increased its earnings in 2002 by $20 million after tax.

Parjointco's contribution to operating earnings amounted to $80 million in 2002, as compared with $39 million in 2001 and includes the effect of adjustments related to goodwill amortization expense, as explained previously. Operating earnings in 2002 also include the impact of higher dividends received by Groupe Bruxelles Lambert (GBL) from its holdings in TotalFinaElf and Suez (which are accounted for at cost), as well as that portion of the preferred dividend received from Bertelsmann which has not been eliminated from GBL's earnings.

Readers are referred to the sections on Lifeco, Investors Group and Pargesa in this analysis for further discussion of the operating results of these entities.

Corporate Results

The net contribution from corporate activities in 2002 consisted of a charge of $13 million, as compared with a charge of $8 million in 2001. Results from corporate activities include income from investments, interest on debt, operating expenses, depreciation and income taxes.

In July 2002, the corporation redeemed all of its then outstanding Variable Rate Exchangeable Debentures, due April 30, 2014. The principal amount outstanding at that time was approximately $105 million. Pursuant to their rights under the terms of the trust indenture governing the Exchangeable Debentures, the holders of all the outstanding debentures exercised their rights to receive a specified number of shares of BCE Inc. (BCE) and Nortel Networks Corporation (Nortel) held by the corporation and, as a result, the corporation delivered to such holders 5,465,742 shares of BCE and 8,583,325 shares of Nortel, with an aggregate carrying value of approximately $103 million. This resulted in a reduction of both interest expense and dividends received, as well as the recording of a gain of approximately $2 million.

Operating earnings per share

On a per common share basis, growth in operating earnings also reflects the impact of higher dividends paid on the corporation's preferred shares as a consequence of the issuance of First Preferred Shares Series E and Series F in November 2001 and July 2002, respectively. Dividends related to the First Preferred Shares, Series H had little impact on income in 2002, since this new series of preferred shares was issued late in 2002.

Goodwill amortization

Goodwill resulted in an expense of $107 million or $0.31 per common share in 2001. Effective January 1, 2002, goodwill is no longer amortized under new Canadian accounting standards.

Goodwill amortization in 2001 consisted primarily of the corporation's share of goodwill amortization expense recorded by its subsidiaries and affiliate.

Share of specific charges

In 2001, Power Financial's share of specific charges recorded by Lifeco, relating to Alta in the first half of the year and to a claims provision resulting from the September 11, 2001 events in the third quarter, amounted to $189 million or $0.55 per share.

Other income

Other income of a non-recurring nature was a net charge of $86 million or $0.25 per share in 2002, compared with a profit of $269 million or $0.77 per share in 2001.

In 2002, other income represents principally the corporation's share of non-operating items recorded within the Pargesa group. This charge reflects primarily the impact of the €1.3 billion reduction recorded by Bertelsmann in the carrying value of its investment in Zomba.

In 2001, other income included primarily the $231 million dilution gain recorded by the corporation as a consequence of the decrease of its ownership in Investors Group resulting from the acquisition of Mackenzie (Investors Group issued common shares to third parties at a price above book value); this gain was partly offset by Power Financial's share ($34 million on an after-tax basis) of the special charge recorded by Investors Group in connection with the Mackenzie transaction. Also included in other income was the corporation's share of non-recurring items recorded within the Pargesa group.

Assets and Liabilities

Cash and cash equivalents, composed of high-quality financial instruments, amounted to $753 million at year-end, as compared with $430 million at the end of 2001 (excluding cash held by principal subsidiaries, when accounted for on an equity basis). In 2002, the corporation issued two additional series of "perpetual", non-cumulative first preferred shares, for gross proceeds of $300 million ($150 million for each of the Series F, issued in July, and the Series H, issued in December). Net proceeds to the corporation were $291 million. As stated in the short form prospectus, the corporation intends to use net proceeds resulting from the issuance of First Preferred Shares, Series H to redeem the outstanding First Preferred Shares, Series B, which have a stated value of $150 million.

The carrying value of the corporation's investments in its subsidiaries, Lifeco and Investors Group, when accounted for under the equity method, and the affiliate, Parjointco, increased to $6.4 billion in 2002, from $5.6 billion at the end of 2001.The net increase results primarily from (i) the share of net earnings from subsidiaries and affiliate, net of dividends received, for an amount of $566 million, and (ii) the positive net variation of foreign currency translation adjustments (related principally to the corporation's indirect investments in GWL&A and Pargesa) for $193 million.

Other investments were $5 million at the end of 2002, compared with $108 million in 2001. The $103 million decrease represents the carrying value of the BCE and Nortel shares, which were delivered in connection with the redemption of all of the Exchangeable Debentures, which had a carrying value of $105 million.

Other long-term debt represents the $150 million principal amount of 7.65% 10-year debentures issued on January 5, 1996 to fund the early redemption of SF120 million of bonds that were initially due in March 1997. The $150 million principal amount was swapped in 1996 into SF127 million at a rate of interest of 4.43 per cent.

Liquidity and Capital Resources

In the course of managing its own cash and cash equivalents, the corporation may invest in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the corporation enters into currency hedging transactions from time to time with highly rated financial institutions. At December 31, 2002, 100 per cent of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Cash requirements for the payment of dividends are met by dividend income from the subsidiaries and affiliate, return on cash and cash equivalents, and, when required, the corporation's cash. Total dividends declared on common shares of Power Financial increased from 88 cents in 2001 to $1.04 in 2002. The holders of common shares of the corporation benefited from increased dividends from the subsidiaries and affiliate.

Shareholders' Equity

As previously reported, the corporation issued two new series of first preferred shares in 2002, for aggregate gross proceeds of $300 million. Both series of preferred shares are "perpetual" and non-cumulative.

- The $150 million 5.90% First Preferred Shares, Series F, consisted of 6,000,000 shares issued at $25.00 per share. Dividends on the First Preferred Shares, Series F are $1.475 per share per annum, payable quarterly. These shares may be redeemed for cash by the corporation on and after July 17, 2007, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share, if redeemed prior to July 17, 2011, and at $25.00 per share thereafter.

Dividends

For the years ended December 31
(per share)

	Current annualized dividend (1)	**2002 Cash dividend**	2001 Cash dividend
Great-West Lifeco Inc. (C$)	**1.08**	**0.945**	0.78
Investors Group Inc. (C$)	**0.96**	**0.86**	0.73
Pargesa Holding S.A. – bearer share (SF)	**86**	**80**	75

(1) Lifeco and Investors Group: based on the quarterly dividend declared in January 2003. Pargesa dividend to be approved at the May 2003 Annual General Meeting.

- The $150 million 5.75% First Preferred Shares, Series H, consisted of 6,000,000 shares issued at $25.00 per share. Dividends on the First Preferred Shares, Series H are $1.4375 per share per annum, payable quarterly. These shares may be redeemed for cash by the corporation on and after December 10, 2007, in whole or in part, at fixed prices declining from $26.00 per share to $25.25 per share, if redeemed prior to December 10, 2011, and at $25.00 per share thereafter.

Shareholders' equity at the end of 2002 was $6.9 billion, up from $5.8 billion at the end of the previous year. The increase is primarily due to:

- the issuance of First Preferred Shares, Series F and H, with an aggregate stated value of $300 million;

- an increase in retained earnings in the amount of $556 million; and

- a net $170 million increase in foreign currency translation adjustments. These adjustments relate primarily to the corporation's investment in Pargesa, partly hedged by the swapped $150 million debt, and to its indirect investment in GWL&A.

Book value per common share was $16.73 at the end of 2002, compared with $14.65 per share at the end of 2001.

In 2002, the corporation issued 155,000 common shares pursuant to the terms of the Employee Stock Option Plan, resulting in an increase in stated capital of $1 million. A total of 132,000 shares were issued in 2001, for an increase in stated capital of $1 million.

In 2001, the corporation purchased and cancelled 483,300 common shares for an aggregate amount of $15 million under the corporation's Normal Course Issuer Bid.

Following the announcement made by Lifeco, on February 17, 2003, of its offer to purchase 100 per cent of Canada Life (see below under Subsequent Events), DBRS placed all ratings for Power Financial "Under Review with Negative Implications", while S&P's placed all ratings of Power Financial, except for the Canadian rating for the preferred shares, under "CreditWatch with Negative Implications".

Upon completion of the acquisition of Canada Life by Lifeco, DBRS has indicated that it expects that the ratings will be reduced by one notch and will be removed from the current "Under Review" status. In addition, S&P has stated that it expects that while the Canadian rating for the preferred shares will not be affected, the global rating for preferred shares, as well as the rating for the debentures, will be lowered by one notch.

Independent Ratings of Power Financial

As of December 31, 2002	Dominion Bond Rating Service	Standard & Poor's Corporation
Senior debentures	AA (low)	AA-
Preferred shares		
Cumulative	Pfd-1 (low)	Canadian scale P-1 (low)/ Global scale A
Non-cumulative	Pfd-1 (low) n	Canadian scale P-1 (low)/ Global scale A

Subsequent Events

(a) On February 17, 2003, Lifeco made an offer to purchase 100 per cent of Canada Life. The Board of Directors and management of Canada Life recommended acceptance of the Lifeco offer. Please refer to additional comments on the offer in the Directors' Report to Shareholders.

(b) On February 24, 2003, the corporation announced the issue of $200 million of 6.00% Non-Cumulative First Preferred Shares, Series I and $150 million of 4.70% Non-Cumulative First Preferred Shares, Series J, as well as the issue of $250 million of 6.90% Debentures due March 11, 2033, issued at 99.824% of par. The First Preferred Shares, Series I are "perpetual" preferred shares, while the First Preferred Shares, Series J are 10-year "soft retractable" preferred shares. Closing of these offerings took place on March 11, 2003. The net proceeds from these offerings will be used by the corporation to supplement its financial resources and for general corporate purposes, and to assist the corporation in the financing of the acquisition of Canada Life by Lifeco.

(c) On February 26, 2003, Investors Group announced the issue of $300 million principal amount of debentures, in two series of $150 million principal amount each. The first tranche bears interest at a rate of 6.58 per cent and will mature March 7, 2018. The second tranche bears interest at a rate of 7.11 per cent and will mature March 7, 2033. Closing took place on March 5, 2003. The net proceeds of the issue will be used for debt repayment and for general corporate and investment purposes including the announced purchase of treasury shares of Lifeco in connection with the acquisition of Canada Life.

(d) On March 6, 2003, Lifeco issued an aggregate $600 million principal amount of debentures, in two series. The first tranche consists of $200 million principal amount of debentures bearing interest at a rate of 6.14 per cent and maturing March 21, 2018. The second tranche consists of $400 million principal amount, bears interest at a rate of 6.67 per cent and will mature March 21, 2033. Closing took place on March 21, 2003. The net proceeds of the issue will be used for general corporate purposes and will assist in the financing of the proposed acquisition of Canada Life.

(In this section of the analysis, the principal subsidiaries are accounted for on an equity basis.)

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*

	2002	2001
Condensed Statements of Earnings		
Share of earnings of subsidiaries and affiliate, before goodwill amortization and non-recurring items	**1,087**	914
Corporate activities	**(13)**	(8)
Operating earnings, before goodwill amortization and non-recurring items	**1,074**	906
Amortization of goodwill		(107)
Share of specific charges		(189)
Other income, net	**(86)**	269
Net earnings	**988**	879
Earnings per share *(in dollars)*		
Operating earnings, before goodwill amortization and non-recurring items	**2.97**	2.53
Net earnings	**2.72**	2.44
Condensed Balance Sheets		
Cash and cash equivalents	**753**	430
Investments		
Subsidiaries and affiliate at equity	**6,387**	5,647
Other	**5**	108
Future income taxes	**17**	17
Other assets	**45**	67
Total assets	**7,207**	6,269
Accrued liabilities and other	**202**	186
Exchangeable debentures		105
Other long-term debt	**150**	150
Shareholders' equity		
Preferred shares	**1,050**	750
Common shareholders' equity	**5,805**	5,078
	6,855	5,828
Total liabilities and shareholders' equity	**7,207**	6,269

POWER FINANCIAL CORPORATION
Shareholders' Equity
(in billions of dollars)


4.17
4.46
4.96
5.83
6.86
98
99
00
01
02

POWER FINANCIAL CORPORATION
Annualized Dividend at Year-End
(in cents per share)


55
66
80
96
1.12
98
99
00
01
02

Readers are referred to the Condensed Supplementary Financial Statements of Lifeco further in this report.

As of the end of 2002, through its direct interest of 78.5 per cent and Investors Group's interest of 4.4 per cent, Power Financial holds an economic interest of 80.9 per cent in Lifeco. Power Financial holds, directly and indirectly, 65 per cent of the voting rights attached to all outstanding Lifeco voting shares.

Lifeco controls a 100 per cent voting interest in GWL&A and Great-West Life, which in turn controls a 100 per cent voting interest in London Life. In Canada, through Great-West Life and its major subsidiary London Life, and in the United States through GWL&A, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West Life offers reinsurance in specific niche markets in the United States and Europe through its subsidiary, London Reinsurance Group Inc. (LRG).

Highlights of Operating Results

Lifeco's net income attributable to common shareholders was $931 million or $2.53 per common share for the twelve months ended December 31, 2002, compared with $515 million or $1.39 per share a year ago. 2001 results included non-recurring charges of $304 million made up of: $66 million related to goodwill amortization; $73 million from the events of September 11, 2001 associated with reinsurance operations; and $165 million associated with a U.S. subsidiary of GWL&A. After adjusting 2001 for non-recurring charges, net income per common share of $2.53 is up 15% over the comparable 2001 results.

Total premium income, including self-funded premium equivalents and segregated fund deposits, decreased 3 per cent overall. Within this result, traditional life and annuity premiums were up 3 per cent, reinsurance premiums were up 14 per cent over 2001, and fee-based products down 9 per cent. Fee and other income was down 3 per cent from 2001.

Capital stock and surplus increased to $4.7 billion at December 31, 2002 from $4.4 billion at year-end 2001. During 2002, Lifeco paid dividends of $0.945 per common share, for a total dividend of $348 million for the year. This represents a dividend payout ratio of 37.4 per cent of 2002 earnings (2001 – 35.3 per cent before non-recurring charges), and a 2002 dividend yield (dividends as a percentage of average high and low market prices) of 2.6 per cent (2001 – 2.2 per cent). Book value per common share was $11.68 at December 31, 2002, compared with $10.47 at December 31, 2001.

Financial Position

Total assets and assets under administration were $96.1 billion at year-end 2002, a decrease of $1.9 billion from 2001. Assets under administration include segregated funds of $36.0 billion at December 31, 2002, compared with $38.9 billion at the end of 2001.

Obligations to policyholders made up 91 per cent of total liabilities at the end of 2002 (90 per cent at year-end 2001). The valuation of policy liabilities is certified by the Actuary of Great-West Life and the Actuary of GWL&A as being in accordance with accepted actuarial practices.

Total capital and surplus (including non-controlling interests) of $6.8 billion at December 31, 2002 was 12.7 per cent of total liabilities, compared with $6.3 billion or 12.0 per cent in 2001. It is Lifeco's intention to maintain surplus ratios in its operating subsidiaries at levels sufficient to provide assurance of policyholder security and to maintain its superior credit ratings.

Ratings of Major Subsidiaries of Lifeco

Rating Agency	Measurement	Ratings			
		Lifeco	Great-West Life	London Life	GWL&A
A.M. Best Company	Financial Condition and Operating Performance		A++*	A++*	A++*
Dominion Bond Rating Service	Claims Paying Ability		IC-1*	IC-1*	
	Debt Rating	AA (low)			
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa2	Aa2	Aa2
Standard & Poor's Corporation	Insurer Financial Strength		AA+	AA+	AA+
	Debt Rating	AA-			

** Highest rating available*

All credit ratings of Lifeco and its major subsidiaries were reviewed during 2002.

Following the announcement by Lifeco on February 17, 2003, of its agreement to purchase 100 per cent of Canada Life, the major rating agencies placed ratings of Lifeco and its major subsidiaries "Under Review" or on "CreditWatch with Negative Implications". This action is not unusual in a large transaction.

Selected Consolidated Financial Information *(in millions of dollars, except per common share amounts)*

	2002			2001			
	Canada	**U.S.**	**Total**	Canada	U.S.	Total	% Change
For the years ended December 31							
Premiums:							
Life insurance, guaranteed annuities and insured health products	**4,276**	**2,989**	**7,265**	3,996	3,026	7,022	3
Reinsurance & specialty general insurance	**3,922**		**3,922**	3,455		3,455	14
Self-funded premium equivalents (ASO contracts) (1)	**1,355**	**8,209**	**9,564**	1,238	8,861	10,099	(5)
Segregated fund deposits: (1)							
Individual products	**1,649**	**644**	**2,293**	1,586	1,369	2,955	(22)
Group products	**1,163**	**3,219**	**4,382**	1,045	3,650	4,695	(7)
Total premiums and deposits	**12,365**	**15,061**	**27,426**	11,320	16,906	28,226	(3)
Fee and other income	**420**	**1,387**	**1,807**	391	1,467	1,858	(3)
Paid or credited to policyholders	**8,978**	**3,615**	**12,593**	8,308	3,722	12,030	5
Net income attributable to:							
Preferred shareholders	**31**		**31**	30	1	31	
Common shareholders	**441**	**490**	**931**	249	266	515	81
2001 adjustments (2)							
Goodwill amortization				62	4	66	
Alta					165	165	
September 11, 2001				73		73	
Adjusted net income common shareholders (2)	**441**	**490**	**931**	384	435	819	14
Per Common Share							
Basic earnings			**2.530**			1.387	82
2001 adjustments (2)							
Goodwill amortization						0.177	
Alta						0.444	
September 11, 2001						0.199	
Adjusted basic earnings (2)			**2.530**			2.207	15
Dividends paid			**0.945**			0.780	21
Book value			**11.68**			10.47	12
Return on common shareholders' equity:							
Net income			**22.9%**			13.7%	
Adjusted net income (2)						20.8%	
At December 31							
Total assets	**36,010**	**24,061**	**60,071**	34,690	24,469	59,159	2
Segregated fund assets (1)	**18,504**	**17,544**	**36,048**	19,093	19,774	38,867	(7)
Total assets under administration	**54,514**	**41,605**	**96,119**	53,783	44,243	98,026	(2)
Capital stock and surplus			**4,708**			4,397	7

(1) Segregated fund deposits and self-funded premium equivalents (ASO contracts). The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the company does earn fee and other income related to these contracts. Both segregated fund and ASO contracts are an important aspect of the overall business of the company and should be considered when comparing volumes, size and trends.

(2) In addition to net income (Canadian GAAP basis), adjusted net income is presented for information. 2001 results include:

(i) A charge of $66 million after tax or $0.177 per common share for the year ended December 31, 2001 related to the amortization of goodwill. On January 1, 2002, the company stopped amortizing goodwill in accordance with new Canadian Institute of Chartered Accountants standard 3062 Goodwill and Other Intangible Assets (see Note 1 of the 2002 financial statements).

(ii) A charge of $165 million after tax or $0.444 per common share related to Alta, an indirect wholly owned subsidiary and part of the company's United States Employee Benefits segment. Return on common shareholders' equity is also presented excluding 2001 adjustments.

(iii) A charge of $73 million after tax or $0.199 per common share from the events of September 11, 2001.

The Office of the Superintendent of Financial Institutions Canada (OSFI) has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR) and Great-West Life's ratio is 223 per cent, a very solid level for the industry (199 per cent at the end of 2001).

GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States, where the National Association of Insurance Commissioners has adopted risk-based capital rules and other financial ratios for life insurance companies. Based on GWL&A's statutory financial reports, GWL&A has risk-based capital well in excess of that required by regulation.

Asset Quality

At December 31, 2002, exposure to mortgage loans and real estate was 17 per cent of invested assets (19 per cent at the end of 2001).

Lifeco's exposure to non-investment grade bonds was 2.6 per cent of the portfolio at the end of 2002, up slightly from 2.0 per cent at December 31, 2001.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $139 million or 0.3 per cent of invested assets at December 31, 2002, compared with $187 million or 0.4 per cent a year earlier. Lifeco's allowance for credit losses at December 31, 2002 was $166 million, compared with $146 million at year-end 2001.

THE GREAT-WEST LIFE ASSURANCE COMPANY

The discussion of operating results is followed by a report on operations of the Canadian segment of Lifeco, presented in terms of the major business units of Great-West Life and its subsidiaries, including London Life:

- **Group Insurance** – life, health and disability insurance products for group clients.

- **Individual Insurance & Investment Products** – life, disability and critical illness insurance products for individual clients, as well as retirement savings and income products for both group and individual clients.

- **Reinsurance & Specialty General Insurance** – life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.

Net income from Great-West Life for 2002 was $472 million, compared with $279 million for 2001. Net income attributable to common shareholders was $441 million, up from $249 million for 2001. After adjusting 2001 for goodwill amortization charges of $62 million and charges related to the events of September 11, 2001, net income in 2002 increased 15 per cent.

Net income in 2002 reflected growth in fee income, strong interest margins and favourable morbidity experience. The gain on sale of a subsidiary, a reduction in provisions for income taxes and an increase in reinsurance actuarial reserves related to potential exposures to future reinsurance risks were all recognized in 2002, however the net impact of these events was not material.

Total assets under administration in Canada reflect a 1 per cent growth overall in 2002.

Premiums and Deposits – Great-West Life

Years ended December 31 *(in millions of dollars)*

	2002	2001		**2002**	2001	
	Premiums and Deposits		% Change	Sales		% Change
Group Insurance	**3,575**	3,264	10	**319**	305	5
Individual Operations						
Life Insurance	**1,655**	1,605	3	**108**	96	11
Living Benefits	**127**	118	8	**24**	22	9
Retirement & Investment Services	**3,086**	2,878	7	**2,992**	2,895	3
Reinsurance & Specialty General Insurance	**3,922**	3,455	14	**3,922**	3,455	14
	12,365	11,320	9	**7,365**	6,773	9

Group Insurance
Total premiums, which include claims from Administrative Services Only (ASO) clients, were up 10 per cent to $3.6 billion in 2002. The growth rate was driven by improved client persistency in combination with higher sales results. Sales results were up a modest 5 per cent, reflecting an overall industry decline in new sales on a year over year comparison. The strong sales growth experienced in the small/mid-sized and large case insured market was offset by lower ASO sales, where results fluctuate based on market activity and opportunities to acquire new business at sustainable pricing levels.

Individual Insurance & Investment Products
Individual Insurance & Investment Products (IIIP) consists of three distinct product divisions – Individual Life Insurance, Living Benefits and Retirement & Investment Services (RIS). Products are distributed through Freedom 55 Financial and Great-West Life financial security advisers, as well as through independent brokers and intercorporate agreements with other financial institutions.

Individual life insurance sales, measured by annualized premium, increased by 11 per cent to $108 million in 2002, while revenue premium exceeded $1.6 billion. Sales of participating policies increased 28 per cent in 2002, and continued strong in the age 50+ wealth management market. Term insurance sales increased 1 per cent over 2001 and the company's universal life products sales decreased to $5 million in 2002 from $6 million in 2001.

Total sales of disability income products and critical illness insurance increased by 9 per cent in 2002, for a total of $24 million in new annualized premium.

The company's RIS Division experienced mixed sales results in 2002 as the difficult market conditions persisted. Continued poor equity market performance led to growing consumer unease with investment funds and more interest in preserving capital and in products with guarantees.

Within this difficult investment climate, total RIS Division assets remained stable. According to 2002 mutual fund asset statistics published by the Investment Funds Institute of Canada (IFIC), total Canadian mutual fund assets decreased by 8 per cent, while the company's individual retail segregated funds grew marginally during the same period.

In 2000, the company established Quadrus Investment Services (Quadrus) as a mutual fund dealer for Freedom 55 Financial and Great-West Life investment representatives.

In 2002, sales of mutual funds through Quadrus increased 41 per cent, while assets increased 19 per cent over 2001 levels. By year-end, Quadrus had more than 3,000 licensed investment representatives.

Reinsurance & Specialty General Insurance
The 2002 results include an after-tax gain of $31 million on the sale of a subsidiary, London Guarantee Insurance Company, as well as unfavourable reinsurance experience in LRG. In 2001, LRG results included a charge of $82 million after tax, of which $73 million was attributable to common shareholders, related to estimated claims provisions from the events of September 11, 2001. No changes or additions have been made with respect to this provision to date, and the original amount continues to be considered appropriate.

Premium income for LRG in 2002 increased 17 per cent over 2001, primarily due to the life line of reinsurance business.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
The discussion of operating results is followed by a report on operations of the United States segment of Lifeco, presented in terms of the major business units of GWL&A:

Premiums and Deposits – GWL&A
Years ended December 31 *(in millions of dollars)*

	2002	2001		**2002**	2001	
	Premiums and Deposits		% Change	Sales		% Change
Employee Benefits						
Group Life & Health	**9,786**	10,569	(7)	**1,176**	1,014	16
Financial Services						
Savings	**2,312**	1,926	20	**779**	1,025	(24)
Insurance	**757**	1,573	(52)	**225**	867	(74)
401(k)	**2,206**	2,838	(22)	**993**	1,169	(15)
	15,061	16,906	(11)	**3,173**	4,075	(22)

- **Employee Benefits** – life, health and disability insurance for small- to mid-sized corporate employers.

- **Financial Services** – accumulation and payout annuity products for both group and individual clients, 401(k) products for group clients, as well as life insurance products for individual clients.

Net income from GWL&A for 2002 was $490 million, compared with $267 million for 2001. After adjusting 2001 for goodwill amortization charges of $4 million and charges of $165 million related to Alta, net income in 2002 increased 13 per cent. In 2001, a non-recurring charge of $133 million after tax and operating losses of $32 million after tax, both associated with Alta, were included in GWL&A's Employee Benefits segment results.

The 2002 earnings result was due to favourable morbidity, increased interest margins and expense management, partially offset by a decrease in fee income.

GWL&A recorded $54 million ($35 million, net of tax) of restructuring costs in 2002 related to the costs associated with the consolidation of benefit payment offices and sales offices throughout the United States. The charges relate to severance, disposal of furniture and equipment, and termination of leasing agreements.

The 11 per cent decrease in premium income and deposits in 2002 comprised a decrease of $783 million in Employee Benefits premium income and deposits, and a decrease in Financial Services premium income and deposits of $1.1 billion.

Employee Benefits

The 2002 premiums and deposits for group life and health were $9.8 billion, a decrease of 7 per cent from 2001, due to lower membership levels.

Fee income decreased 6 per cent from $1.1 billion in 2001 to $1.0 billion in 2002. The decrease is primarily attributable to the 14.8 per cent decline in membership.

The total life and health block of business comprises 2.2 million members at December 31, 2002, down from 2.6 million members a year ago, reflecting strong renewal rate action and the general decline in the economy.

Financial Services

Savings premiums and deposits totalled $2.3 billion in 2002, an increase of 20 per cent from 2001.

Individual life insurance revenue premiums and deposits decreased from $1.6 billion in 2001 to $757 million in 2002. In 2002, the insurance lines experienced a decrease in variable life insurance fund deposits attributable to lower interest rates and the lower U.S. equity markets.

The 401(k) new case sales decreased from 598 in 2001 to 493 in 2002, which, in conjunction with higher terminations, led to a net case decline for 2002. The total 401(k) block of business under administration is comprised of 6,012 employer groups and more than 477,000 individual participants, compared with 6,447 employer groups and more than 545,000 individual participants in 2001.

Outlook

In 2003, Lifeco expects the Canadian economy to grow at a slower pace than in 2002, and the U.S. economy to continue to be sluggish. The company believes the diversification and high quality of the investment portfolios of its subsidiaries position them well in this investment environment.

Lifeco's subsidiaries remain tightly focused on their core markets and have plans in place to capitalize on emerging opportunities and to heighten competitiveness. The company believes these plans will continue to position its subsidiaries for long-term growth.

Condensed Supplementary Financial Statements December 31 *(in millions of dollars)*	**2002**	2001
Condensed Statements of Earnings		
Premium income	**11,187**	10,477
Net investment income	**3,638**	3,713
Fee and other income	**1,807**	1,858
	16,632	16,048
Paid or credited to policyholders and beneficiaries	**12,593**	12,030
Special charges		204
Other expenses	**2,613**	2,761
	15,206	14,995
	1,426	1,053
Income taxes	**430**	397
Goodwill amortization		66
Non-controlling interests	**34**	44
Net income	**962**	546
Per share data *(in dollars)*		
Earnings	**2.53**	1.39
Adjusted earnings before amortization of goodwill	**2.53**	2.21
Condensed Balance Sheets		
Bonds	**33,764**	32,581
Mortgage and policyholder loans	**14,027**	14,582
Goodwill and intangible assets	**1,687**	1,604
Other assets	**10,593**	10,392
Total assets	**60,071**	59,159
Policy liabilities	**48,296**	47,599
Other liabilities	**5,016**	5,213
Non-controlling interests	**2,051**	1,950
Preferred shares	**430**	530
Common shareholders' equity	**4,278**	3,867
Total liabilities and shareholders' equity	**60,071**	59,159

Readers are referred to the Condensed Supplementary Financial Statements of Investors Group further in this annual report.

At December 31, 2002, through its direct interest of 56.1 per cent and Great-West Life's interest of 3.5 per cent, Power Financial held an economic interest of 58.9 per cent in Investors Group Inc. (the company).

The company acquired Mackenzie effective April 20, 2001. The acquisition of Mackenzie provided the company with a leading position in the independent financial planner and full-service broker channels, a different sector of the market than that of Investors Group's pre-existing operations. Mackenzie operates with its own investment management, marketing and distribution, brands and corporate leadership. Consolidated operating results include the results of Mackenzie from the date of acquisition.

Summary of Consolidated Operating Results

Net income available to common shareholders for the year ended December 31, 2002 was $491 million, compared with $388 million in 2001. Diluted earnings per share were $1.85, compared with $1.56 in 2001, an increase of 18.5 per cent.

The 2001 figure excludes both a restructuring charge of $56 million (after tax) and goodwill amortization related to the acquisition of Mackenzie. It includes goodwill amortization related to Investors Group's investment in Lifeco which, if excluded to reflect accounting standards now in effect, would have resulted in an increase in earnings per share in 2002 of 17 per cent. A change in the method of amortization of sales commissions, introduced in April 2001 to reflect a more accurate estimate of their useful life, increased earnings by $20 million after tax in 2002. This method is also consistent with that used by Mackenzie and in the industry generally.

Shareholders' equity was $2.95 billion as of December 31, 2002, up from $2.68 billion at December 31, 2001. Return on average common equity, excluding goodwill amortization

Summarized Financial Information

(in millions of dollars, except per common share amounts)	**2002**	2001	% Change
Net income available to common shareholders [1]	**491**	388	26.7
Goodwill amortization [2]		5	
Adjusted net income	**491**	393	25.1
Diluted earnings per share [1]	**1.85**	1.56	18.5
Goodwill amortization [2]		0.02	
Adjusted diluted earnings per share	**1.85**	1.58	17.0
Dividends per share	**0.86**	0.73	17.8
Book value per share	**9.82**	8.81	11.5
Return on equity	**19.2%**	19.6%	
Mutual funds			
Investors Group			
Sales	**4,916**	6,027	(18.4)
Net sales	**(109)**	1,031	(110.5)
Assets under management	**37,588**	41,644	(9.7)
Mackenzie Financial Corporation [3]			
Sales	**5,998**	3,454	N/M
Net sales	**288**	24	N/M
Assets under management	**30,860**	33,400	(7.6)
Combined mutual fund assets under management	**68,448**	75,044	(8.8)
Corporate assets	**5,987**	6,122	(2.2)
Insurance in force (face amount)	**27,546**	24,374	13.0
Securities operations assets under administration	**4,938**	4,104	20.3
Mortgages serviced	**6,938**	7,659	(9.4)
Deposits and certificates	**709**	671	5.6

(1) Net income and earnings per share for the year ended December 31, 2001 exclude a restructuring charge of $95.6 million ($56.0 million after tax) taken in the second quarter and goodwill amortization related to the acquisition of Mackenzie.

(2) Represents goodwill amortization related to the company's investment in affiliate to reflect accounting standards now in effect. (See Note 1 of the consolidated financial statements.)

(3) Canadian operations only. 2001 results from date of acquisition or as of December 31.

Note: Certain comparative figures in this report have been restated to conform with current year presentation.

and restructuring costs, was 19.2 per cent, compared with 19.6 per cent in 2001. The quarterly dividend per common share was increased to 22.5 cents in 2002 from 19 cents at the end of 2001.

On October 5, 2001, the operations of Maxxum Fund Management Inc. and Maxxum Financial Services Co. (together Maxxum) were integrated with Mackenzie. Maxxum results subsequent to the integration are reported with Mackenzie.

Discussion of operating results for Investors Group and Mackenzie is contained later in this report. Earnings before interest and taxes for Corporate and Other, which includes net investment income earned on unallocated investments, totalled $9 million in 2002, compared with $43 million in 2001. Decreases in net investment income were due to financing activities related to the acquisition of Mackenzie.

Other expenses include:

- in 2001, restructuring costs of $96 million before tax, which were charged to earnings in the second quarter and related to the acquisition of Mackenzie. These costs included severance and related expenses, decommissioning of systems, and restructuring certain businesses;
- interest expense of $80 million in 2002 and $73 million in 2001, which represents the cost of financing the Mackenzie acquisition; and
- income taxes, with effective rates of 38.3 per cent in 2002, compared with 42.3 per cent in 2001. The decline in the effective rate was due to reductions in statutory tax rates as well as other tax benefits.

Consolidated Financial Position

On-balance sheet assets totalled $5.99 billion at December 31, 2002, compared with $6.12 billion at December 31, 2001.

The company's holdings of securities were $156 million at December 31, 2002 – a decrease of $92 million or 37.1 per cent. Securities currently represent 2.6 per cent of total assets, as compared with 4.1 per cent at December 31, 2001. The market value of the portfolio at December 31, 2002 exceeded cost by $125 million, compared with $164 million at year-end 2001. The proceeds realized from securities sold during the year were used in part to repay the bridge financing related to the acquisition of Mackenzie. The company continually strives to ensure that its portfolio holdings are of the highest quality and seeks to manage the market and credit risks associated with a securities portfolio.

Loans, including mortgages and personal loans, decreased by 16.2 per cent or $106 million to $549 million at December 31, 2002 and represent 9.2 per cent of total assets, compared with 10.7 per cent at year-end 2001. This decrease comprised $45 million in mortgages and personal loans related primarily to Mackenzie's intermediary activities and a decrease of $61 million in residential loans related to Investors Group's mortgage banking operations.

At December 31, 2002, impaired loans totalled $2.2 million and represented 0.38 per cent of the total loan portfolio, compared with $3.4 million or 0.49 per cent at December 31, 2001. The allowance for credit losses exceeded impaired mortgages and loans by $19 million at December 31, 2002, compared with $18 million at December 31, 2001.

Consolidated Liquidity and Capital Resources

The company's operating liquidity requirements involve financing operations, servicing its existing debt and equity, and maintaining liquidity in its regulated subsidiaries.

A key liquidity requirement is the funding of commissions paid on the sale of mutual funds. Commission expense was fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds. The company continues to rely on its strong financial position to address the funding of commissions internally.

It also maintains sufficient liquidity to fund and temporarily hold mortgages. Through the company's mortgage banking operations, most of these mortgages are sold to third parties on a fully serviced basis.

The company maintains additional liquidity to meet regular interest and dividend obligations related to:

- long-term debt and preferred shares of $1.41 billion issued during the second quarter of 2001 to finance the Mackenzie acquisition;
- the $175 million in unsecured debentures issued in December 2002, the proceeds of which were used for general corporate purposes including repayment of bank indebtedness; and
- the interest related to other long-term debt.

During 2002, the company repaid $497 million of the bridge financing and $100 million of the Floating Bankers' Acceptances due May 30, 2006, which were related to the acquisition of Mackenzie.

Liquidity can also be provided through the company's ability to raise funds in both the domestic debt and equity markets, as evidenced by funds raised to finance its acquisition of Mackenzie in 2001 and by funds raised through the debentures issued in December 2002.

While shareholders' equity increased from $2.68 billion to $2.95 billion in 2002, long-term debt increased marginally from $1.36 billion to $1.39 billion during the same period. Of this amount, $1.23 billion represents long-term debt related to the acquisition of Mackenzie.

The company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet. Independent reviews confirm the continuing quality of the company's balance sheet and the strength of its operations. During 2002, both S&P and DBRS reviewed their ratings of the company's senior debt and liabilities, and rated them A with a stable outlook.

Management is confident that the company's current capital resources are adequate and can support its activities during 2003.

INVESTORS GROUP OPERATIONS

Review of the Business

Investors Group's core business is to provide a comprehensive array of financial and investment planning services to Canadians through its network of highly trained and well-supported consultants.

Consultants

Investors Group continues to distinguish itself from its competition by offering personal, long-term financial planning to clients. At the centre of this relationship is a national distribution network of highly skilled and professional consultants working from 107 Financial Planning Centres located coast-to-coast across Canada. At the end of 2002, Investors Group had 3,324 consultants, compared with 3,409 in 2001. The percentage of consultants with more than four years of experience – those who have successfully established their practice with Investors Group – continued to increase, climbing to 60.9 per cent from 59.2 per cent a year earlier.

In 2002, Investors Group continued to enhance existing programs so that consultants meet and exceed their client service commitment. These programs include policies and training on business standards, product and planning specialists providing advanced levels of support, technology enhancements and new products and services. Each is integrated to ensure that all clients receive a high level of personal service and have confidence in achieving their unique financial goals.

Investors Group combines a number of proven interview and testing techniques to identify high-quality people who demonstrate a blend of experience, education and aptitude that makes them well suited to a career in financial planning. This approach, coupled with increased recruitment focus and incentives, has resulted in strong second-half recruitment versus 2001. During the latter part of 2002, Investors Group enjoyed an escalation of individuals joining as new consultants, which has continued into the early part of 2003.

Sales Results

During 2002, sales of Investors Group mutual funds through its consultant network were $4.9 billion. This represented a 10.9 per cent decrease from the $5.5 billion level achieved in 2001 and compared with an overall industry decrease of 9.6 per cent. Excluding the sale of money market funds, Investors Group's mutual fund sales decreased 10.0 per cent, compared with a 1.5 per cent increase for the industry. Mutual fund redemptions totalled $5.0 billion in the year, an increase of 7.3 per cent from the $4.7 billion recorded in 2001.

Net redemptions of Investors Group mutual funds in 2002 were $109 million, compared with net sales of $837 million in 2001. Net redemptions, excluding money market funds, were $76 million in 2002, compared with net sales of $515 million in 2001.

During 2002, insurance sales, measured on the basis of annualized premiums, were a record $33 million, up 5.6 per cent from 2001. Investors Group Securities Inc., a subsidiary involved in securities operations, attracted $1.2 billion in new assets, unchanged from 2001 levels. Sales of mortgage products were $702 million, compared with $936 million in 2001.

Review of Operating Results

Investors Group earns revenue primarily from management fees for advising and managing its mutual funds, fees charged to its mutual funds for administrative and trustee services, and distribution fees charged to account holders for the distribution of its mutual funds by Investors Group's consultants. Fee income is also earned from the distribution of insurance products and securities services. Additional revenue is derived from mortgage operations and investment certificate operations.

Investors Group's earnings from operations before interest and taxes were $680 million for the year ended December 31, 2002, compared with $590 million in 2001, as shown in the Condensed Supplementary Financial Statements.

Revenue

Fee Income
Fee income was earned from the management, administration and distribution of 140 Investors *Masterseries*™, partner and managed asset investment funds. Prior-year fee income was also generated on the 47 mutual funds offered by Maxxum until October 5, 2001, at which time the operations of Maxxum were transferred to Mackenzie. The distribution of insurance products and the provision of securities services provide additional fee income.

Total fee income declined by $62 million to $1,030 million, a decrease of 5.7 per cent from 2001 results. To provide a stable level of fee income, Investors Group must continue to maintain high levels of assets under management. The level of assets under management is influenced by four factors: sales, redemption rates, capital markets and relative investment performance. The decrease in sales of Investors Group's mutual funds was consistent with industry experience in 2002. Investors Group's redemption rate increased to 12.6 per cent in 2002 from 11.6 per cent in 2001, but continued to be among the lowest in the industry. Investment management services provided reasonable levels of returns throughout a period in which markets continued to be both weak and very volatile.

In 2002, management fee income decreased by $62 million or 7.3 per cent to $787 million. This decrease reflects the decline in average mutual fund assets in 2002 resulting from negative market action, the transfer of Maxxum operations to Mackenzie effective October 5, 2001, and net redemptions.

Administration fees totalled $149 million in 2002, unchanged from 2001, and include both administration fees and trustee fees charged to the mutual funds.

Distribution fee income was $94 million in 2002, compared with $93 million in 2001. Fee income on the distribution of insurance and brokerage products increased by 6.8 per cent in 2002. This increase was offset by reductions in redemption fee income resulting from the transfer of Maxxum to Mackenzie in 2001.

Net Investment Income and Other
Net investment income and other includes interest and dividends earned on cash and short-term investments, marketable securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of an affiliate's earnings, as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense on deposit liabilities, certificates and debt, excluding interest expense on debt incurred to finance its acquisition of Mackenzie.

Net investment income and other totalled $100 million, which was an increase of 30.9 per cent from $76 million in 2001. The increase is due principally to the increase in Investors Group's share of an affiliate's earnings.

Expenses

Commission Expense
Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and, as a result, commission expense will fluctuate with the level of sales. Commission expense in 2002 decreased by $82 million, or 29.8 per cent, to $196 million, compared with $278 million in 2001. The decrease in commission expense was related to:

- a change in accounting estimate, effective April 1, 2001, related to the amortization of selling commissions on the sale of Investors Group's mutual funds, which reduced expenses for 2002 by $20 million after tax;
- the transfer of Maxxum operations to Mackenzie in October 2001, which reduced commission and asset retention bonus expenses in 2002;
- lower average mutual fund assets under management, which resulted in lower asset retention bonus expense; and
- lower mutual fund sales in 2002.

Non-Commission Expenses
Non-commission expenses totalled $254 million in 2002, compared with $300 million in the prior year, representing a decrease of $46 million or 15.3 per cent. Excluding strategic initiative costs of $4 million in 2001, non-commission expenses declined by $42 million in 2002 or 14.1 per cent. Variable costs declined by 22.5 per cent to $60 million and fixed costs decreased by 11.1 per cent to $194 million.

Decreases in non-commission expenses were driven principally by the transfer of Maxxum operations to Mackenzie effective October 5, 2001 and the impact of synergies related to the transition work completed to date with Mackenzie. Management of discretionary expenses also contributed to the decrease in expenses in 2002.

MACKENZIE OPERATIONS

Review of the Business

Mackenzie is a multifaceted investment management and financial services organization, whose core business is the management of mutual funds on behalf of investors across Canada.

Asset Management Operations

At December 31, 2002, Mackenzie offered 149 mutual funds and 39 segregated funds held by over 1.5 million clients with assets under management of $30.9 billion. Despite overall weak economic conditions, the strong relative performance of Mackenzie's mutual funds has contributed to an increase in market share in 2002. In December 2002, Mackenzie again earned the top spot in Morningstar rankings for offering the most five-star funds of any fund company in Canada, a position Mackenzie held throughout 2002.

Dealer, Trust and Administration Services

The MRS Group of Companies (MRS Group) provides mutual and segregated fund dealers, financial advisers and their respective clients with a broad array of products and services to heighten their competitive advantage and scale in the financial services marketplace.

Multiple Retirement Services Inc. is the largest mutual fund carrying dealer in Canada; M.R.S. Securities Services Inc. is a boutique carrier for investment dealers, and a discount broker; while Winfund Software Corp. is the largest and fastest-growing provider of software to Canadian mutual fund dealers. Federally regulated M.R.S. Trust Company provides loan, deposit, and selected trustee and custodial services to complete the comprehensive MRS Group offering.

United States Operations

Following a strategic review initiated in 2001, Mackenzie completed the US$70 million sale in December 2002 of its U.S. subsidiary, Mackenzie Investment Management Inc., to Waddell & Reed Financial, Inc., a leading mutual fund company in the United States. Following the completion of this transaction, Mackenzie appointed Waddell & Reed to act as sub-adviser to a number of funds.

Review of Operating Results

Mackenzie's earnings before interest and taxes for the year ended December 31, 2002 were $218 million, compared with $134 million in 2001. Results for the prior year represent Mackenzie's operations for the period subsequent to April 20, the date of acquisition.

Income

Operating income totalled $801 million in 2002. Mackenzie's main source of revenue is generated by providing investment management and administration services to public mutual funds in Canada. Mackenzie also earns revenues from redemption fees and the administration of self-directed savings plans offered by MRS Group. Through M.R.S. Trust Company, Mackenzie earns net investment income from intermediary operations.

Expenses

Commission expense, which represents the amortization of deferred selling commissions and trailer fees paid to dealers, totalled $302 million in 2002.

Non-commission expenses include costs incurred by Mackenzie in the administration, marketing and management of its mutual funds and all other expenses in the operation of its business. Non-commission expenses totalled $281 million in 2002.

Outlook

The Financial Services Environment

During the past decade, the financial services industry has experienced considerable growth and substantial change. Some of the factors contributing to industry growth are:

- changes in investment habits;
- increasing ease of investment in capital markets;
- greater knowledge and understanding of investment products among the general public; and
- shifting demographics – the move of the baby boom generation into peak saving and investing years.

To provide financial planning services to Canadians, the company must compete with other mutual fund companies and, increasingly, with other financial services organizations including banks, brokerage firms and life insurance companies. Merger and acquisition activity in 2002 reflected continued consolidation within the industry.

Within the various mutual fund distribution channels, competition is strong. Management views this as a healthy environment that allows investors to receive high-quality investment management services for reasonable fees.

The company has enhanced its competitive position in the mutual fund and financial services industries through:

- the acquisition of Mackenzie, which will be a key factor in the company's future success. The acquisition has given the company access to additional distribution channels. As a direct result of the acquisition, the company has begun to realize numerous operating efficiencies and product enhancements;

- the offering of a broader range of financial products and increasing the diversification of the company's core products to strengthen existing client relationships and attract new clients; and

- the company's definitive agreement with National Bank of Canada through which banking products and services will be offered in 2003, which is further evidence of the company's ability to expand its product shelf in new and unique ways that serve existing clients and attract new ones.

This strategy will enhance the extent and quality of the company's client relationships, protecting its client base and expanding its market share.

Market Influences

Declines and volatility in domestic and international equity markets and changes in interest rates may affect the future outlook for the company. Financial markets were both weak and highly volatile throughout 2002. Declines in the value of equity markets and changes in interest rates could have a significant impact on the level and mix of mutual fund sales and could also result in increased redemptions of mutual funds.

Redemption Rates

The combined redemption rate for long-term funds for Investors Group and Mackenzie mutual funds was 10.9 per cent at December 31, 2002, among the lowest in the industry. The corresponding redemption rate for the industry as a whole, excluding the company's mutual funds, was 15.1 per cent.

The mutual fund industry has successfully educated mutual fund investors on the benefits of long-term investing. Financial advisers can also play a key role in educating investors about the value of a long-term investment strategy and the benefits of an appropriate level of portfolio diversification. In periods of declining markets and market volatility, they can also be effective in encouraging clients to assume a long-term investment outlook and continue to invest.

Investors Group and Mackenzie provide consultants and independent financial advisers, respectively, with superior levels of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships, and, as a result, the company has been able to maintain redemption rates that are among the lowest in the industry.

Condensed Supplementary Financial Statements *December 31 (in millions of dollars)*

	Investors Group 2002	Investors Group 2001	Mackenzie 2002	Mackenzie 2001	Corporate & Other 2002	Corporate & Other 2001	Total 2002	Total 2001
Condensed Statements of Earnings								
Fee income	**1,030**	1,092	**783**	535			**1,813**	1,627
Net investment income and other	**100**	76	**18**	15	**9**	43	**127**	134
	1,130	1,168	**801**	550	**9**	43	**1,940**	1,761
Operating expenses								
Commissions	**196**	278	**302**	213			**498**	491
Non-commission	**254**	300	**281**	203			**535**	503
	450	578	**583**	416			**1,033**	994
Earnings before interest and taxes	**680**	590	**218**	134	**9**	43	**907**	767
Interest expense							**80**	73
Restructuring costs								96
Income before income taxes, non-controlling interest, goodwill amortization and discontinued operations							**827**	598
Income taxes							**317**	253
Non-controlling interest							**510**	345
Income before goodwill amortization and discontinued operations							**510**	345
Goodwill amortization, net of tax								72
Income before discontinued operations							**510**	273
Discontinued operations							**2**	
Net income							**512**	273
Preferred dividends							**21**	13
Net income available to common shareholders								
Including goodwill amortization and restructuring costs							**491**	260
Excluding Mackenzie goodwill amortization and restructuring costs							**491**	388
Excluding goodwill amortization and restructuring costs							**491**	393
Condensed Balance Sheets								
Cash and short-term investments							**771**	854
Securities							**156**	248
Loans							**549**	655
Investment in affiliate							**321**	298
Deferred selling commissions							**727**	657
Other assets							**337**	389
Goodwill and intangible assets							**3,126**	3,021
Total assets							**5,987**	6,122
Deposits and certificates							**709**	671
Bankers' acceptances								497
Other liabilities							**942**	914
Long-term debt							**1,386**	1,362
							3,037	3,444
Shareholders' equity							**2,950**	2,678
Total liabilities and shareholders' equity							**5,987**	6,122

Highlights of results

Power Financial and the Frère group of Charleroi, Belgium, each hold 50 per cent of Parjointco N.V., a Dutch company that, as of December 31, 2002, held the same level of ownership in Pargesa Holding S.A., the parent company of the Pargesa group, as last year, namely 61.4 per cent of the voting rights and 54.6 per cent of the participating common shares. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media, energy, water, waste services and specialty minerals sectors.

The carrying value of Power Financial's interest in Parjointco as of December 31, 2002 was $1.6 billion, compared with $1.4 billion in 2001. This increase represents Power Financial's share of the net earnings of Parjointco, foreign currency translation adjustments and other items, less dividends received. An organization chart and a more detailed description of the group's principal holdings are presented in this Annual Report in the section entitled "The Pargesa group".

As of December 31, 2002, Pargesa held a 48.1 per cent interest (similar to last year) in the capital of the Belgian holding company Groupe Bruxelles Lambert (GBL), or 50.2 per cent of the voting rights. The shares of GBL, which is based in Brussels, Belgium, are listed on the Euronext Brussels stock exchange. At December 31, 2002, Pargesa and GBL jointly held a 54.3 per cent interest (53.9 per cent in 2001) in Imerys S.A. (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa directly held 100 per cent of the capital of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media), TotalFinaElf (energy) and Suez (energy, water and waste services). As of December 31, 2002, GBL's interests in the capital of these companies were respectively 25.1, 3.4 and 7.2 per cent.

Over the last few years, Pargesa has taken various steps to:

- focus its investments on a limited number of industrial and services companies that are well positioned in their respective markets and over which the group has control, or in which it has a substantial amount invested. Accordingly, the Pargesa group has worked actively to turn local or regional businesses into world-class companies, sometimes accepting a dilution in the level of control;

- further streamline the corporate structure of the group while strengthening its financial position.

As a result, the group's investment portfolio has undergone a number of changes: many assets have been sold and, in some instances, significant acquisition, merger or exchange transactions have been carried out or encouraged in order to consolidate the group's existing positions.

Today, the group owns, through a simple holding structure, four investments representing more than 95 per cent of Pargesa's adjusted net asset value, as shown in the table on page 35.

At the end of March 2003, the adjusted net asset value was $5.457 million, corresponding to a value per Pargesa share of SF3,057. Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

Pargesa Group – Financial Information

As of December 31, 2002 *(in millions of dollars)* (1)

	Pargesa Holding S.A.	Groupe Bruxelles Lambert S.A.
Cash and temporary investments	6	815 (2)
Long-term debt	337 (3)	580 (4)
Shareholders' equity	5,586	10,930
Market capitalization	4,849	8,934

(1) *Foreign currencies have been converted into Canadian dollars at year-end rate.*

(2) *Net of convertible and exchangeable bonds due in 2003 for an amount of $734 million.*

(3) *Drawdowns from bank credit facilities maturing in 2004 and 2005.*

(4) *Including exchangeable bonds, for an amount of $332 million.*

Consolidated income and cash earnings

From an accounting standpoint, the implementation of the strategy of recent years has resulted in a decrease in the number of holdings accounted for under the equity method. Accordingly, TotalFinaElf and Suez, which represent 52 per cent of Pargesa's adjusted net asset value, today are accounted for at cost and only the annual dividend received from these companies is recorded for the purpose of determining Pargesa's consolidated earnings.

The group's results can also be analysed by examining, on a flow-through basis, the operating cash earnings generated by the group's holdings. Under this approach, share of operating earnings of the holdings subject to equity accounting is replaced by the dividends received from those companies. Based on this analysis, cash earnings per share increased from SF104 in 2001to SF130 in 2002. Pargesa's Board of Directors will therefore propose raising the dividend from SF80 to SF86 at the Annual General Meeting of Shareholders in May 2003.

Consolidated earnings

Pargesa saw its operating earnings grow from SF139 million in 2001 to SF176 million in 2002, due specifically to the contribution of Imerys and Bertelsmann. Imerys posted an increase in net operating income, expressed in Euro, of 15 per cent. Bertelsmann's operating results also improved, partly due to previously implemented cost-reduction programs. Pargesa's results were also positively affected by its share of the preferred dividend from Bertelsmann, negotiated when the RTL shares were exchanged for the interest in Bertelsmann, as well as by higher dividends received from TotalFinaElf and Suez, which offset the decrease in corporate results from group holding companies.

Pargesa Holding S.A. – *Contribution to operating* and cash earning [1]

	Flow-Through Cash Earnings	
(in millions of SF)	**2002**	2001
Imerys	**34.4**	34.7
Bertelsmann (from July 2001)	**99.0**	
RTL Group (until June 2001)		28.9
TotalFinaElf	**65.4**	58.4
Suez	**37.7**	36.4
Cash earnings from major holdings	**236.5**	158.4
Contribution from other participations	**6.3**	7.9
Operating results of holdings	**(23.4)**	8.5
Pargesa flow-through cash earnings	**219.4**	174.8
Cash earnings per share (in SF)	**130**	104
Pargesa dividend [2]	**86**	80

(1) See definition above.

(2) Subject to approval by shareholders at the May 2003 Annual General Meeting.

Breakdown of Adjusted Net Asset Value of Pargesa (flow-through basis)

As of the end of March 2003 *(in millions of dollars)*

	Net Assets (Pargesa's share)	%
TotalFinaElf (3.4 per cent)	2,165	40
Bertelsmann (25.1 per cent) [1]	1,264	23
Imerys (54.4 per cent)	1,098	20
Suez (7.2 per cent)	660	12
Orior (100 per cent) [2]	201	4
Other investments	103	2
Net cash and short-term assets net of long-term debt [3]	(34)	(1)
	5,457	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates. Figures have been converted into Canadian dollars using an exchange rate of 1.0646

(1) Second shareholder after the Mohn family and Bertelsmann Foundation. The value of the investment in the private company Bertelsmann is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2002.

(2) The investment in Orior is valued using its shareholders' equity at December 31, 2002.

(3) Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

In 2002, Pargesa recorded a non-operating charge of SF301 million, compared with the prior year's SF291 million non-operating income, which was recorded primarily on the exchange of GBL's 30 per cent interest in RTL Group for a 25 per cent interest in Bertelsmann. The non-operating charge in 2002 consisted primarily of Pargesa's share of the adjustment in the carrying value recorded by Bertelsmann on its interest in Zomba.

Pargesa Holding S.A.
December 31, *(in millions)*
as reported by Pargesa

	2002		2001	
	SF	**$** [1]	SF	$ [1]
Operating earnings	**176**	**178**	139	128
Goodwill amortization [2]	**(8)**	**(9)**	(25)	(23)
Non-operating earnings [3]	**(301)**	**(304)**	291	268
Net earnings	**(133)**	**(135)**	405	373

(1) *Average Swiss franc to Canadian dollar: 1.0112 in 2002 and 0.9184 in 2001.*
(2) *Goodwill recorded by holding companies (Pargesa and GBL) on their direct investments.*
(3) *Including Pargesa's share of non-operating earnings recorded by companies accounted for under the equity method.*

Bertelsmann was affected by the economic slowdown in 2002 – in particular, the shrinking advertising markets on which the television segment (RTL Group) and newspaper and magazine publishing segment (Gruner + Jahr) directly depend – and declining sales in the music industry (BMG), which has been especially hard hit by increasing product piracy – and the weaker dollar. During this period, Bertelsmann posted operating earnings before interests, income taxes, amortization and non-recurring items (EBITA) of €936 million ($1,388 million), up appreciably over 2001. In spite of the sluggish climate, all the divisions fared better in 2002, primarily as a result of the restructuring and cost-reduction programs introduced in 2002 and 2001. In addition, the losses related to Internet operations were significantly reduced, from €808 million ($1,120 million) to €138 million ($205 million), with the financial results of internet services now allocated directly to the group's operating units where they have to justify their contribution to the units' profitability. Having changed both its accounting principles from the German Commercial Code to International Accounting Standards (IAS) and its reported year-end (from July to December), Bertelsmann reported its first IAS financial statements for the 2002 calendar year. Net earnings amounted to €928 million ($1,376 million), against an IAS pro forma figure of 2001 of €1,235 million ($1,712 million). These figures include non-recurring gains of €2.9 billion ($4.3 billion) and €5.5 billion ($7.6 billion) respectively in 2002 and 2001, recorded primarily on the disposal of AOL securities. GBL has not recorded most of these gains in its income because the AOL shares were valued at their fair value when GBL acquired its interest in Bertelsmann.

Gruner + Jahr, Europe's biggest magazine publisher, suffered from lower advertisement levels in the U.S. and Germany, partially offset by tight control of operating costs. Operating EBITA stood at €226 million ($335 million) against €198 million ($274 million) in 2001.

BertelsmannSpringer, the specialty magazine group, was put up for sale at the end of 2002. It has recorded an operating EBITA of €71 million ($105 million) in 2002, compare with €59 million ($81 million) in 2001.

As a result of the February 2002 purchase of RTL shares from the Pearson group, Bertelsmann now controls over 90 per cent of RTL Group, which is becoming one of Bertelsmann's most significant assets. In 2002, despite a shrinking advertising market, RTL Group's television channels were able to maintain or extend their audience shares and recorded an operating EBITA of €465 million ($690 million), as compared with €385 million ($534 million) in 2001. During the year, Bertelsmann's publishing houses recorded an operating EBITA of €168 million ($249 million) against €33 million ($45 million) in 2001. Book sales were up again after two years of slow growth as recovery in the English-speaking regions offset the recession in the German-speaking book market. On the music side, the management and operations of BMG were reorganized and its strategic activities more clearly defined. The music group operating EBITA reached €125 million ($185 million), against a loss of €79 million ($110 million) in 2001. Arvato, the media service provider and printing business, achieved an operating EBITA of €217 million ($322 million), an increase over EBITA of €167 million ($232 million) in 2001. In the Book and Music Clubs segment, the group is going through a strategic realignment including portfolio restructuring. The 2002 operating EBITA has improved by €310 million ($460 million) to reach a loss of €150 million ($222 million).

TotalFinaElf performed relatively well in 2002. The company cushioned the impact of a generally less favourable economic environment by achieving a record 10 per cent increase in oil production and through the implementation of synergy and productivity programs adopted at the time of the merger of Totalfina with Elf in 2000.

Net operating income excluding non-recurring items was down by 17 per cent over 2001 to €6.3 billion ($9.4 billion). The decrease in earnings per share excluding non-recurring items was limited to 13 per cent in 2002 as a consequence of a substantial share buy-back program. When expressed in dollars for purposes of comparison with peers, net income per share, excluding non-recurring items, declined only 8 per cent, while the group's major competitors reported decreases ranging from 22 per cent to 34 per cent. Net income for the year, including non-recurring items, amounted to €5.9 billion ($8.7 billion).

Suez posted revenues of €46.1 billion ($68.4 billion). Excluding energy trading, revenues totalled €40.2 billion ($59.6 billion), up by 4.5 per cent over 2001 due to organic growth of 5.7 per cent, partially offset by exchange rate fluctuations and natural gas price variation. Revenues in Europe and North America grew by 8 per cent and accounted for 89 per cent of the total. Gross operating income (or EBITDA) stood at €7.3 billion ($10.8 billion), reflecting organic growth of 3.3 per cent but reflecting an overall decline of 4.1 per cent after foreign exchange fluctuations and changes in group structure. EBITDA from energy operations amounted to €4.1 billion ($6.1 billion), up 1.4 per cent. This increase was essentially driven by business outside Belgium, which grew by 21.6 per cent, offsetting a reduced contribution from Electrabel's Belgian operations, which were affected by lower electricity billing rates resulting from deregulation of the European market. EBITDA for Suez environmental sector totalled €2.9 billion ($4.3 billion), an increase of 2.8 per cent, reflecting the resilience of the group's water and waste service operations in the face of less favourable economic conditions.

The group also recorded a net non-recurring charge of €1.7 billion ($2.5 billion) in 2002 to cover its exposure in Argentina, which is currently facing a major economic crisis, as well as restructuring costs, impairment charges and write-downs on various assets, partly offset by capital gains from disposition of assets. Suez posted a net loss of €863 million ($1,280 million), against net income of €2.1 billion ($2.9 billion) in 2001.

Imerys held its ground despite a persistently difficult environment. With revenues of €2.9 billion ($4.3 billion), unchanged from 2001, the group posted appreciable gains in net income and a substantial increase in cash flows, and strengthened its financial structure. Net income from recurring operations, after taxes, reached €197 million ($292 million), an increase of 15 per cent over 2001. In Pigments for Paper, global demand for printing and writing paper, after falling off appreciably in 2001, showed a modest recovery in 2002. Activity in the Specialty Minerals segment remained sluggish due to a pronounced decline in the European tableware and floor tile markets and the impact of major economic problems in Latin America. Other markets, however, were stronger. For the Building Materials segment, construction remained at a solid level in 2002, while in Refractories & Abrasives, the principal end markets continued to perform poorly. Net income of Imerys was €144 million ($212 million), against €79 million ($111 million) the preceding year.

Looking to the Future the Pargesa group plans to continue to centre its activities on a small number of large European companies and to focus on their strategic development.


PARGESA
48.1%(1)
Groupe Bruxelles Lambert
25.1%
3.4%
7.2%
26.6%
27.8%
Bertelsmann
TotalFinaElf
Suez
Imerys

Above percentages denote participating equity interest as of December 31, 2002.

(1) Pargesa held 50.2 per cent of the voting rights in GBL at December 31, 2002.

Distribution of Adjusted Net Asset Value of Pargesa

at the end of March 2003


Imerys
20%
Bertelsmann
23%
Suez
12%
Other Assets, Net
5%
TotalFinaElf
40%

See also table on page 35

Breakdown of Net Earnings of Pargesa (flow-through basis) As of and for the years ended December 31 *(in millions of dollars)* [1]

	Cumulative Equity Interest %	Pargesa's Economic Interest %	Contribution to Pargesa's Earnings **2002**	2001
Contribution from principal holdings				
• Equity accounted				
Imerys (industrial)	54.3	40.5	**102**	77
Bertelsmann (media) – from July 2001	25.1	12.1	**(14)**	(67)
RTL Group (media) – until June 2001				9
• Non-consolidated				
TotalFinaElf (energy)	3.4	1.6	**66**	54
Suez (energy, water, waste services)	7.2	3.5	**38**	33
			192	106
Other holdings subject to equity accounting			**8**	11
Operating earnings from holding companies			**(22)**	11
Operating earnings before goodwill amortization			**178**	128
Goodwill amortization [2]			**(9)**	(23)
Non-operating earnings			**(304)**	268
Net earnings in dollars [2]			**(135)**	373

(1) Average Swiss franc to Canadian dollar: 1.0112 in 2002 and 0.9184 in 2001.

(2) Goodwill amortization refers to goodwill amortization recorded by holding companies on their investments.

Consolidated Balance Sheets as at December 31 *(in millions of dollars)*

	2002	2001
Assets		
Cash and cash equivalents	**3,001**	2,590
Investments (Note 2)		
Shares	**2,349**	2,237
Bonds	**33,766**	32,585
Mortgages and other loans	**8,399**	9,024
Loans to policyholders	**6,177**	6,213
Real estate	**1,270**	1,276
	51,961	51,335
Investment in affiliates, at equity (Note 3)	**1,562**	1,406
Goodwill and intangible assets (Note 4)	**5,206**	4,930
Future income taxes (Note 14)	**402**	543
Other assets (Note 5)	**8,004**	7,926
	70,136	68,730
Liabilities		
Policy liabilities		
Actuarial liabilities (Note 6)	**44,508**	43,909
Other	**3,788**	3,690
Deposits and certificates	**709**	671
Long-term debt (Note 7)	**2,393**	2,544
Future income taxes (Note 14)	**553**	313
Other liabilities (Note 8)	**5,237**	6,034
	57,188	57,161
Non-controlling interests (Note 9)	**7,561**	6,877
Shareholders' Equity		
Stated capital (Note 10)		
Non-participating shares	**553**	407
Participating shares	**369**	360
Retained earnings	**4,126**	3,700
Foreign currency translation adjustments	**339**	225
	5,387	4,692
	70,136	68,730

Approved by the Board of Directors



Director



Director

Consolidated Statements of Earnings for the years ended December 31 *(in millions of dollars, except per share amounts)*

	2002	2001
Revenues		
Premium income	**11,187**	10,477
Net investment income	**3,878**	4,057
Fees and media income	**3,952**	3,815
	19,017	18,349
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**12,593**	12,030
Commissions and operating expenses	**4,031**	4,165
Special charges (Note 20)		204
Interest expense (Note 7)	**165**	153
	16,789	16,552
	2,228	1,797
Share of earnings of affiliate (Note 3)	**80**	33
Other income, net (Note 13)	**(86)**	191
Earnings before income taxes, amortization of goodwill and non-controlling interests	**2,222**	2,021
Income taxes (Note 14)	**764**	662
Amortization of goodwill		149
Non-controlling interests (Note 9)	**813**	592
Net earnings	**645**	618
Earnings per participating share (Note 15)		
Basic	**2.81**	2.74
Diluted	**2.76**	2.69
Earnings before amortization of goodwill per participating share		
Basic	**2.81**	3.08
Diluted	**2.76**	3.03

Consolidated Statements of Retained Earnings for the years ended December 31 *(in millions of dollars)*

	2002	2001
Retained earnings, beginning of year	**3,700**	3,239
Add		
Net earnings	**645**	618
	4,345	3,857
Deduct		
Dividends		
Non-participating shares	**22**	12
Participating shares	**176**	149
Other	**21**	(4)
	219	157
Retained earnings, end of year	**4,126**	3,700

Consolidated Statements of Cash Flows for the years ended December 31 *(in millions of dollars)*

	2002	2001
Operating activities		
Net earnings	**645**	618
Non-cash charges (credits)		
Increase in policy liabilities	**954**	1,357
Increase in funds withheld by ceding insurers	**(309)**	(922)
Amortization and depreciation	**131**	264
Future income taxes	**112**	(7)
Non-controlling interests	**813**	592
Other	**(435)**	(376)
Change in non-cash working capital items	**(64)**	847
Cash from operating activities	**1,847**	2,373
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(416)**	(267)
Non-participating shares	**(20)**	(11)
Participating shares	**(176)**	(149)
	(612)	(427)
Issue of subordinate voting shares	**9**	7
Issue of non-participating shares	**150**	200
Repurchase of non-participating shares for cancellation	**(4)**	(4)
Issue of Great-West Life Capital Trust securities	**350**	
Issue of common shares by subsidiaries	**29**	23
Issue of preferred shares by subsidiaries	**300**	560
Repurchase of preferred shares by subsidiaries	**(350)**	(221)
Repurchase of common shares by subsidiaries	**(173)**	(193)
Net proceeds from bankers' acceptances	**(497)**	497
Issue of long-term debt	**175**	1,485
Repayment of long-term debt	**(218)**	(30)
Other	**8**	(48)
	(833)	1,849
Investment activities		
Bond sales and maturities	**21,498**	17,843
Mortgage loan repayments	**1,695**	2,110
Sale of shares	**546**	807
Proceeds from securitizations	**217**	703
Change in loans to policyholders	**(4)**	(630)
Change in repurchase agreements	**108**	400
Investment in subsidiaries		(2,602)
Investment in bonds	**(22,672)**	(19,225)
Investment in mortgage loans	**(1,270)**	(2,349)
Investment in shares	**(791)**	(669)
Other	**70**	(44)
	(603)	(3,656)
Increase in cash and cash equivalents	**411**	566
Cash and cash equivalents, beginning of year	**2,590**	2,024
Cash and cash equivalents, end of year	**3,001**	2,590
Supplemental cash flow information		
Income taxes paid	**651**	677
Interest paid	**156**	141

Note 1. *Summary of significant accounting policies*

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliates. The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using Management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal operating subsidiaries of the Corporation are: Power Financial Corporation ("Power Financial") (interest of 67.4%, 2001 – 67.5%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation ("PTIC") (interest of 100%). Power Financial holds Great-West Lifeco Inc. ("Lifeco") (direct interest of 78.5%, 2001 – 77.8%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company ("GWL&A") and 100% of the common shares of The Great-West Life Assurance Company ("Great-West"), which in turn holds 100% of the common shares of London Insurance Group Inc. ("LIG"), which in turn holds 100% of London Life Insurance Company and Investors Group Inc. ("Investors Group") (direct interest of 56.1%, 2001 – 56.2%), which holds 100% of the common shares of Mackenzie Financial Corporation. Investors Group also holds 4.4% of the common shares of Lifeco and Great-West holds 3.5% of the common shares of Investors Group.

The Corporation accounts for its investments in its affiliates using the equity method.

Revenue recognition

Premium income is recognized as follows: Life insurance premiums are recognized when due, annuity premiums with life contingencies are recognized when received, accident and health premiums are earned on a monthly pro rata basis and revenues for annuity and other contracts without significant life contingencies are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized on an accrual basis.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

Investments

Investments, other than those held by Lifeco are accounted for as follows:

Investments in shares are carried at cost; where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less provisions for losses. Real estate investments are valued at cost less provisions for losses.

Investments held by Lifeco are accounted for as follows:

Investments in shares are carried at cost plus a moving average market value adjustment of $28 million (2001 – $31 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management.

Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $82 million (2001 – $65 million). Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to earnings on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by qualified appraisers.

Effective July 1, 2002 the Corporation has implemented revised Office of the Superintendent of Financial Institutions Canada rates used to calculate the moving average market value adjustment for shares and real estate. The rate used to adjust shares towards market value has been changed from 15% per annum to 5% per quarter and the rate used to adjust real estate towards market value has been changed from 10% per annum to 3% per quarter. This change in accounting estimate has been applied prospectively and did not have a material effect on the financial statements of the Corporation.

Net investment income includes the amortization of net deferred realized gains on portfolio investments sold and net unrealized gains on shares and real estate investment of $220 million (2001 – $217 million).

Securitizations

The Corporation periodically securitizes mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. The Corporation retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Corporation also securitizes NHA-insured mortgages through the issuance of mortgage-backed securities. Effective July 1, 2001, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 12 (AcG 12) – Transfers of Receivables, for transfers of loans occurring on or after July 1, 2001.

Note 1. ***Summary of significant accounting policies*** (continued)

Under AcG 12, transfers of loans are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of the Corporation's retained interests, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Corporation estimates fair value based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. A servicing liability is also recognized and amortized over the servicing period as servicing fees.

Transfers of loans occurring, or committed to, prior to July 1, 2001, are accounted for as sales when the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration derived from the sale. Gains on these transactions are deferred and recognized over the term of the structure as and when realized. To the extent there is recourse to the Corporation on the transaction, any gain is deferred until the cash is collected and there is no further recourse. Fees earned by the Corporation to service the securitized loans are recognized as services are provided.

For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in investment income in the consolidated statement of earnings. The retained interests in the securitized loans are recorded in other assets and the servicing liability is recorded in other liabilities on the consolidated balance sheet.

Deferred selling commissions

Commissions paid by Investors Group on the sale of certain mutual fund products are deferred and amortized against related fee income over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization was three years. Investors Group has changed the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. The change in accounting estimate was applied prospectively and resulted in a decrease of $32 million in commissions expense in 2002 ($62 million in 2001). Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

Goodwill and intangible assets

Effective January 1, 2002, the Corporation adopted the recommendations of the CICA Handbook Section 3062 – Goodwill and Other Intangible Assets. Under this standard, goodwill and intangible assets with an indefinite life are no longer amortized but must be reviewed for impairment at least annually in addition to a transitional test upon adoption.

No impairment loss resulted from the transitional impairment testing of allocated goodwill. Other than the elimination of goodwill amortization charges and a reclassification of $216 million from Future Income Taxes to Goodwill on the Corporation's balance sheet, the new standards had no impact on the financial statements for the year ended December 31, 2002.

Goodwill amortization amounted to $149 million in 2001. In accordance with the provisions of Section 3062, prior periods have not been restated.

Stock-based compensation plans

Effective January 1, 2002, the Corporation adopted the recommendations of CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments. Under this standard, all stock-based payments to non-employees, as well as direct awards of stock and stock appreciation rights to employees, must be accounted for using a fair value-based method of accounting. This new standard encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro forma net income and pro forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost. Although the Corporation did not grant stock options during the year, stock options were granted by subsidiaries. Had the fair value-based accounting method been applied to stock options granted in the year, net earnings would have been reduced by less than $1 million and earnings per common share would have been reduced by less than $0.01.

Repurchase agreements

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to utilize derivative financial instruments for speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to assets under management. The Corporation also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instruments, any realized or unrealized gain or loss on such derivative instruments is immediately recognized in income.

Note 1. *Summary of significant accounting policies* (continued)

Interest rate swaps are used to hedge interest rate risk related to asset and liability management. These swap agreements require the periodic exchange of payments without the exchange of interest the notional principal amount on which payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used in conjunction with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate bonds as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the option. Gains and losses realized upon exercise of the option are amortized into income over the remaining term of the original hedged item.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the option are recognized in net investment income.

Cross-currency swaps are used to hedge foreign currency risk related to asset and liability management. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Corporation also enters into certain foreign exchange forward contracts to hedge the translation of its United States operations and certain foreign denominated investments into Canadian dollars. The realized gains and losses on these contracts are recognized in net investment income as the contracts are settled. Realized gains (losses) net of tax derived from derivative contracts held for other purposes, associated with the management of the volatility of the foreign currency translation of the United States revenues into Canadian dollars were $13 ($18 in 2001).

Equity index swaps are used to hedge certain product liabilities. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments. These equity index swaps are marked to market with realized and unrealized gains and losses included in net investment income.

The Corporation also enters into equity index swaps to offset changes that affect fee income earned on its mutual fund assets under management. The swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its equity swap agreements as hedges of the anticipated revenue stream. Management fee income is adjusted to include the payments made or received under the interest rate swaps.

The Corporation also manages its exposure to market risk on its securities by entering into forward sale contracts as well as simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the specified securities. Any unrealized gains and losses on the forward sales and collars are accounted for on a basis consistent with the related securities.

The Corporation acts as a counterparty to forward contracts used in trading activities. As at December 31, 2002, the Corporation had equity-linked forward contracts outstanding with a notional amount of $1,618 million (2001 – nil), expiring January 9, 2003. Unrealized gains and losses on these contracts have been reported on a net basis in the Corporation's consolidated financial statements since the Corporation has both the legal right and intent to settle these amounts simultaneously with the related on-balance sheet asset or liability. The credit risk exposure arising from these forward contracts is eliminated by the ability of the Corporation to settle on a net basis.

Foreign currency translation

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings except those related to self-sustaining operations and financing related thereto, which are deferred in the shareholders' equity section of the balance sheet.

On January 1, 2002, the Corporation adopted the recommendations of CICA Handbook Section 1650 – Foreign Currency Translation. The amended standards eliminate the deferral and amortization approach to exchange gains and losses on long-term monetary items and require the disclosure of exchange gains and losses included in the calculation of net income. This change in accounting policy had no material effect on the financial statements of the Corporation.

Pension plans and other post-retirement benefits

The Corporation maintains defined benefit pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method pro-rated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the funding excess or deficiency of the plan, and the amortization of experience gains or losses over the expected average remaining service life of employees. Plan assets are valued at market value for purposes of calculating the expected long-term rate of return.

The Corporation also has an unfunded supplementary pension plan for certain executives. Pension expense related to current services are charged to income in the period during which the services are rendered.

The Corporation also provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants.

Notes to Consolidated Financial Statements

Note 1. *Summary of significant accounting policies* (continued)

Future accounting changes,
Disclosure of Guarantees

In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline 14, Disclosure of Guarantees. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. This guideline will come into effect during the Corporation's first quarter of 2003.

Comparative figures
Certain of the 2001 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Note 2. *Investments*

	Carrying value			Estimated market value
	Held by Lifeco	Held by the Corporation and other subsidiaries	Total	
	Millions			
	$	**$**	**$**	**$**
December 31, 2002				
Shares	**1,348**	**1,001**	**2,349**	**2,248**
Bonds	**33,764**	**2**	**33,766**	**35,335**
Mortgages and other loans	**7,850**	**549**	**8,399**	**8,903**
Loans to policyholders	**6,177**		**6,177**	**6,177**
Real estate	**1,267**	**3**	**1,270**	**1,484**
	50,406	**1,555**	**51,961**	**54,147**
	$	$	$	$
December 31, 2001				
Shares	1,148	1,089	2,237	2,389
Bonds	32,581	4	32,585	33,296
Mortgages and other loans	8,369	655	9,024	9,456
Loans to policyholders	6,213		6,213	6,213
Real estate	1,272	4	1,276	1,515
	49,583	1,752	51,335	52,869

Term to maturity and interest rate range of bonds and mortgage loans (before allowance for credit losses)

December 31, 2002	1 year or less	1–5 years	Over 5 years	Total	Effective interest rate ranges
	Millions				
	$	**$**	**$**	**$**	**%**
Bonds	**3,663**	**8,818**	**21,358**	**33,839**	**1.2-14.5**
Mortgage loans	**399**	**4,735**	**3,380**	**8,514**	**3.7-14.0**
December 31, 2001					
	$	$	$	$	%
Bonds	2,456	7,231	22,898	32,585	0.6-14.5
Mortgage loans	1,879	3,647	3,310	8,836	3.7-14.0

Note 2. *Investments* (continued)

Changes in the allowance for credit losses:

	Millions	
	2002	2001
	$	$
Balance, beginning of year	**167**	155
Increase in provision for credit losses	**35**	5
Recoveries	**12**	3
Write-offs	**(25)**	(16)
Other	**(1)**	20
Balance, end of year	**188**	167

The allowance for credit losses includes general provisions, established at a level that, together with the provision for future credit losses included in actuarial liabilities, reflects management's estimates of potential future credit losses.

Also included in mortgages and other loans are modified/restructured loans that are performing in accordance with their current terms amounting to $183 million (2001 – $236 million).

Investments in real estate include an asset value allowance, which provides for deterioration of market values associated with real estate held for investment amounting to $25 million (2001 – $27 million).

Included in investments are the following:

Impaired loans:

	Millions	
	2002	2001
	$	$
Mortgage loans	**13**	21
Foreclosed real estate	**3**	17
Bonds	**125**	152
	141	190

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Securitizations

During the year, the Corporation securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

	Millions			
	2002		2001	
	Principal amount securitized	Net gain	Principal amount securitized	Net gain
	$	**$**	$	$
Residential mortgages	**131**	**2**	632	
NHA insured mortgages	**58**		75	1
Personal investment loans	**32**	**2**	10	

The Corporation's retained interest in the securitized loans is subordinated to the interests of the related commercial paper conduits and mortgage-backed securities holders (the "Purchasers"). The Purchasers do not have recourse to the Corporation's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interest related to the residential mortgages include a discount rate of 5.3%, excess spread of 1.2% and a prepayment rate of 15%. At December 31, 2002, the current fair value of retained interests was $15 million. The sensitivity to immediate 10% and 20% adverse changes to key assumptions was considered to be immaterial. Proceeds from securitization transactions were $217 million ($703 million in 2001).

Notes to Consolidated Financial Statements

Note 3. *Investment in affiliates, at equity* (a)

	Millions	
	2002	2001
	$	$
Carrying value, January 1	**1,406**	1,296
Investment	**4**	
Share of operating earnings	**80**	33
Share of non-operating earnings	**(87)**	72
Foreign currency translation adjustments	**210**	19
Amortization of goodwill		(3)
Dividends	**(36)**	(31)
Other, net	**(15)**	20
Carrying value, December 31	**1,562**	1,406
Share of equity, December 31	**1,544**	1,391

(a) Composed principally of Power Financial's interest in Parjointco N.V., 50% held by Power Financial. At December 31, 2002 Parjointco N.V. held a voting interest of 61.4% (2001 – 61.4%) and an equity interest of 54.6% (2001 – 54.6%) in Pargesa Holding S.A.

Note 4. *Goodwill and intangible assets*

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

	Goodwill	Intangible assets	Total
Balance, beginning of year	4,861	69	4,930
Reclassification between goodwill and intangible assets	(1,389)	1,389	
Reclassification between goodwill and future taxes	216		216
Goodwill disposed of during the year	(33)		(33)
Other	93		93
Balance, end of year	3,748	1,458	5,206

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are, for the most part, indefinite life intangible assets and are not subjet to amortization.

Note 5. *Other assets*

	Millions	
	2002	2001
	$	$
Funds withheld by ceding insurers	**4,786**	4,477
Dividends interest and other receivables	**1,067**	1,226
Premiums in course of collection	**305**	410
Deferred selling commissions	**727**	657
Fixed assets, net of accumulated depreciation	**464**	511
Accrued pension asset (Note 12)	**190**	162
Other	**465**	483
	8,004	7,926

Note 6. *Actuarial liabilities*

a) Nature of actuarial liabilities

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Corporation's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

b) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

c) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards. For Lifeco, projected investment returns are reduced to provide for future credit losses on currently held assets.

d) Reinsurance risk

Maximum benefit amount limits (which vary by line of business) are established for life and health insurance and property and casualty insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by $1,379 million (2001 – $1,316 million).

e) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Corporation to the risk of foreign exchange losses not offset by liability decreases.

Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Corporation to modify an asset position to more closely match actual or committed liability currency.

f) Liquidity risk

Liquidity risk is the risk that the Corporation will have difficulty in raising funds to meet commitments. The liquidity needs of the Corporation are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between liability requirements and the yield of assets. Over 55% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

g) Sensitivity of actuarial assumptions

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. The effect of an immediate 1% increase in interest rates would be to increase the present value of these net projected cash flows by $68 million. The effect of an immediate 1% decrease in interest rates would be to decrease the present value of these net projected cash flows by $75 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

Notes to Consolidated Financial Statements

Note 7. *Long-term debt*

	Millions	
	2002	2001
	$	$
Power Financial Corporation		
Exchangeable debentures, due April 30, 2014 (i)		105
7.65% debentures due January 5, 2006 (ii)	**150**	150
Investors Group Inc.		
5.52% Prefered A Units, due December 31, 2002		47
Floating Bankers' Acceptance, due May 30, 2006	**450**	550
6.75% Debentures 2001 Series, due May 9, 2011	**450**	450
6.65% Debentures 1997 Series, due December 13, 2027	**125**	125
7.45% Debentures 2001 Series, due May 9, 2031	**150**	150
7.00% Debentures 2002 Series, due December 31, 2032	**175**	
Great-West Lifeco Inc.		
First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014	**122**	156
6.74% Debentures, due November 24, 2031, unsecured	**200**	200
7.25% Subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$175 M)	**276**	279
6.75% Debentures due August 10, 2015, unsecured	**200**	200
Other notes payable at interest rates from 8.0% to 9.0%	**15**	25
Other		
Bank loan at prime plus a premium varying between 0.625% and 2.750% (effective rate of 8.2% at December 31, 2002)	**80**	107
	2,393	2,544

i) During the year, these debentures were redeemed by the delivery of 5,465,742 common shares of BCE Inc. and 8,583,325 common shares of Nortel. The aggregate carrying value of these shares was $103 million.

ii) These debentures were effectively converted into a Swiss franc denominated debt (SF 127,518,490) bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap expiring in 2006. The carrying value of this swap is included in Other assets.

Interest expense on long-term debt amounted to $155 million (2001 – $130 million).

The maximum aggregate amount of principal payments on long-term debt in each of the next five years is as follows: $59 million in 2003; $31 million in 2004; $37 million in 2005; $627 million in 2006; and $33 million in 2007.

Note 8. *Other liabilities*

	Millions	
	2002	2001
	$	$
Accounts payable and accrued liabilities	**2,480**	2,750
Net deferred gains on portfolio investments sold (a)	**958**	1,049
Income taxes payable	**529**	596
Pension and other post-retirement benefits (Note 12)	**468**	444
Bankers' acceptances	**–**	497
Commercial paper and other loans	**199**	215
Repurchase agreements	**511**	400
Dividends and interest payable	**92**	83
	5,237	6,034

(a) The balance of net deferred gains on portfolio investments sold comprises the following:

	Millions	
	2002	2001
	$	$
Shares	**361**	459
Bonds	**539**	530
Mortgage loans	**34**	42
Real estate	**24**	18
	958	1,049

Note 9. *Non-controlling interests*

	Millions	
	2002	2001
	$	$
Non-controlling interests include:		
Participating policyholders	**1,491**	1,481
Preferred shareholders of subsidiaries	**2,049**	2,099
Trust units issued by Great-West Life Capital Trust	**350**	–
Common shareholders of subsidiaries	**3,671**	3,297
	7,561	6,877
Earnings attributable to non-controlling interests include:		
Earnings attributable to participating policyholders	**10**	20
Dividends to preferred shareholders of subsidiaries	**119**	98
Earnings attributable to common shareholders of subsidiaries	**684**	474
	813	592

Notes to Consolidated Financial Statements

Note 10. *Stated capital*

	Millions	
	2002	2001
	$	$
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series (i)		
Authorized – Unlimited number of shares		
Issued – 1,059,878 (2001 – 1,139,878) shares	**53**	57
Series A First Preferred Shares (ii)		
Authorized and issued – 6,000,000 shares	**150**	150
Series B First Preferred Shares (iii)		
Authorized and issued – 8,000,000 shares	**200**	200
Series C First Preferred Shares (iv)		
Authorized and issued – 6,000,000 shares	**150**	
	553	407
Participating shares		
Participating Preferred Shares (v)		
Authorized – Unlimited number of shares		
Issued – 24,427,386 shares	**27**	27
Subordinate Voting Shares (vi) (vii)		
Authorized – Unlimited number of shares		
Issued – 197,704,052 (2001 – 196,681,452) shares	**342**	333
	369	360

i) Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year. During the calendar year, 80,000 shares (2001 – 80,000) were purchased for cancellation for $4 million (2001 – $4 million).

ii) The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

iii) The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to the date of redemption.

iv) During the year the Corporation issued 6,000,000 5.80% Non-Cumulative First Preferred Shares, Series C for cash proceeds of $150 million. The 5.80% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.45 per share per annum. On and after December 6, 2007 the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 6, 2008, $25.75 if redeemed thereafter and prior to December 6, 2009, $25.50 redeemed therafter and prior to December 6, 2010, $25.25 if redeemed thereafter and prior to December 6, 2011 and $25.00 if redeemed on or after December 6, 2011, in each case together with all declared and unpaid dividends to the date of redemption.

v) Entitled to ten votes per share; entitled to a non-cumulative dividend of 1⅞¢ per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of 1⅞¢ per share on the subordinate voting shares.

vi) Entitled to one vote per share.

vii) During the year, 1,022,600 (721,830 in 2001) subordinate voting shares were issued under the Corporation's Executive Stock Option Plan for a consideration of $9 million ($7 million in 2001).

Note 11. ***Stock-based compensation***

i) The Corporation established a deferred share unit plan for the directors of the Corporation, on October 1st, 2000. Under this plan, each director may elect to receive his or her annual retainer and attendance fees, entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a director's membership on the Board is terminated or in the event of the death of a director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2002, the value of deferred share units outstanding was $0.5 million ($0.4 million in 2001).

ii) Effective May 1, 2000, an Employee Share Purchase Program ("ESPP") was implemented, giving employees the opportunity to subscribe for up to 6 per cent of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, a further amount. The amount paid on behalf of employees was $0.2 million in 2002 ($0.3 million in 2001).

iii) Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 11,477,750 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date except for a grant of 25,000 options in 1999 which will become fully vested in 2004 and a grant of 100,000 options in 2000, which became fully vested at the date of the grant.

A summary of the status of the Corporation's stock option plan as at December 31, 2002 and 2001, and changes during the years ended on those dates is as follows:

	2002		2001	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
		$		$
Outstanding at beginning of year	**10,215,450**	**20.78**	8,555,930	15.79
Granted			2,381,350	35.31
Exercised	**(1,022,600)**	**8.99**	(721,830)	9.50
Forfeited	**(5,750)**	**22.73**		
Outstanding at end of year	**9,187,100**	**22.09**	10,215,450	20.78
Options exercisable at end of year	**7,623,975**	**19.99**	7,077,450	15.67

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Options	Weighted-average remaining life	Weighted-average exercise price	Options	Weighted-average exercise price
$			$		$
9.95-12.00	3,316,100	2.5	10.30	3,316,100	10.30
12.00-16.00	280,000	3.9	14.19	280,000	14.19
20.00-24.00	1,526,550	7.3	22.73	1,179,100	22.73
24.00-28.00	1,683,100	5.3	27.36	1,658,100	27.39
32.00-35.325	2,381,350	8.3	35.31	1,190,675	35.31
	9,187,100	5.4	22.09	7,623,975	19.99

Note 12. *Pension plans and other post-retirement benefits*

The Corporation maintains funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans ("SERP") for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

	Millions			
	2002		2001	
	Pension plans	Other benefits	Pension plans	Other benefits
	$	**$**	$	$
Fair value of plan assets				
Balance, beginning of year	**2,085**		2,054	
Employee contributions	**13**		13	
Employer contributions	**25**		9	
Benefits paid	**(159)**		(128)	
Return on plan assets	**(60)**		19	
Business acquisition	**1**		100	
Foreign exchange	**(3)**		18	
Balance, end of year	**1,902**		2,085	
Accrued benefit obligations				
Balance, beginning of year	**1,948**	**340**	1,778	265
Benefits paid	**(165)**	**(11)**	(134)	(11)
Current service cost	**47**	**15**	48	12
Employee contributions	**13**	**–**	15	
Interest cost	**132**	**22**	128	21
Experience (gain) loss	**63**	**(32)**	7	45
Business acquisition	**1**	**–**	91	5
Foreign exchange	**(1)**	**(1)**	15	3
Balance, end of year	**2,038**	**333**	1,948	340
Funded status				
Fund surplus (deficit) (a)	**(136)**	**(333)**	137	(340)
Unamortized net experience (gains) losses	**200**	**(9)**	(68)	22
Unamortized net (asset) obligation at transition			(4)	
Valuation allowance			(29)	
Accrued asset (liability) (b)	**64**	**(342)**	36	(318)
Charge (credit) was determined as follows				
Current service cost	**47**	**15**	48	12
Interest cost	**132**	**22**	128	21
Expected return on plan assets	**(158)**		(172)	
Amortization of net experience gains	**(3)**		(17)	
Amortization of net (asset) obligation at transition	**(4)**		(4)	
Valuation allowance	**(8)**		7	
	6	**37**	(10)	33
Significant weighted average actuarial assumptions				
Discount rate	**6.69%**	**6.74%**	6.82%	6.92%
Expected long-term rate of return on plan assets	**7.80%**		7.91%	
Rate of compensation increase	**4.94%**		4.76%	

In determining the expected cost of health care benefit plans, it was assumed that health care costs would increase in 2002 by 5.6% to 8.4% in Canada and by 9.5% in the United States. It is assumed that these rates would gradually decrease to a level of 4.8% by 2008 in Canada and to a level of 5.25% by 2011 in the United States.

Note 12. *Pension plans and other post-retirement benefits* (continued)

(a) The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension benefit plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2002 amounted to $1,930 million (2001 – $236 million) and $1,745 million (2001 – $3 million), respectively.

(b) The net accrued asset (liability) shown above is presented in these financial statements as follows:

	2002			2001		
	Pension plans	Other benefits	Total	Pension plans	Other benefits	Total
Accrued pension asset	**190**		**190**	162		162
Accrued pension liability	**(126)**	**(342)**	**(468)**	(126)	(318)	(444)
Accrued asset (liability)	**64**	**(342)**	**(278)**	36	(318)	(282)

Note 13. *Other income, net*

	Millions	
	2002	2001
	$	$
Share of Pargesa's non-operating earnings	**(87)**	72
Gain resulting from dilution of Power Financial Corporation's interest in Investors Group (Note 23)		231
Restructuring charges (Note 23)		(96)
Other	**1**	(16)
	(86)	191

Note 14. *Income taxes*

The following table reconciles the statutory and effective tax rates:

	2002	2001
Combined basic Canadian federal and provincial tax rate	**39.5%**	42.6%
Non-taxable investment income	**(3.7)**	(3.5)
Equity in net earnings of affiliates	**0.1**	(2.2)
Lower effective tax rates on income not subject to tax in Canada	**(2.2)**	(0.7)
Dilution gain		(4.8)
Miscellaneous including Large Corporation's Tax	**0.7**	1.4
	34.4%	32.8%

Notes to Consolidated Financial Statements

Note 14. *Income taxes* (continued)

	Millions	
	2002	2001
Components of income tax expense are:		
Current income taxes	**652**	669
Future income taxes (recovery)	**112**	(7)
	764	662
Future income taxes consist of the following temporary differences:		
Policy liabilities	**31**	102
Restructuring costs	**41**	51
Portfolio investments	**209**	235
Other future income tax assets	**121**	155
Future income tax assets	**402**	543
Deferred selling commissions	**258**	243
Intangible assets	**216**	–
Other future income tax liabilities	**79**	70
Future income tax liabilities	**553**	313

As at December 31, 2002, the Corporation has available non-capital tax loss carry forwards of approximately $57 million, expiring at various dates to 2009. In addition, a subsidiary has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million.

Note 15. *Earnings per share*

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

	Millions	
For the twelve months ended December	**2002**	2001
	$	$
Net earnings	**645**	618
Dividends on non-participating shares	**(22)**	(12)
Net earnings available to participating shareholders	**623**	606
Weighted number of participating shares outstanding (millions) – basic	**221.9**	220.8
Exercise of stock options	**9.2**	10.2
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.3)**	(6.0)
Weighted number of participating shares outstanding (denominator) (millions) – diluted	**225.8**	225.0

Note 16. *Fair value of financial instruments and risk management*

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

Millions

	2002		2001	
	Book value	Fair value	Book value	Fair value
Assets	**$**	**$**	$	$
Cash and cash equivalents	**3,001**	**3,001**	2,590	2,590
Investments (excluding real estate)	**50,691**	**52,663**	50,059	51,354
Other financial assets	**6,158**	**6,158**	6,113	6,113
Total financial assets	**59,850**	**61,822**	58,762	60,057
Liabilities	**$**	**$**	$	$
Policy liabilities	**48,296**	**50,484**	47,599	49,038
Deposits and certificates	**709**	**718**	671	682
Long-term debt	**2,393**	**2,490**	2,544	2,589
Other financial liabilities	**3,811**	**3,811**	4,541	4,541
Total financial liabilities	**55,209**	**57,503**	55,355	56,850

Fair value is determined using the following methods and assumptions:

The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, and premiums in the course of collection.

Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.

Deposit liabilities are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debt with similar terms and risks.

Notes to Consolidated Financial Statements

Note 17. *Off-balance sheet financial instruments*

The Corporation, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments, the notional amount of which is not recorded on the balance sheet. The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

Millions

2002	Notional Amount 1 year or less	1–5 years	Over 5 years	Total	Maximum credit risk	Total estimated fair value
	$	**$**	**$**	**$**	**$**	**$**
Interest rate contracts						
Interest rate swaps	**192**	**1,230**	**81**	**1,503**	**37**	**4**
Options written		**302**		**302**		**(6)**
Options purchased	**798**	**999**		**1,797**		
	990	**2,531**	**81**	**3,602**	**37**	**(2)**
Foreign exchange contracts						
Forward contracts	**1,402**	**1,098**		**2,500**	**5**	**(38)**
Currency options	**782**			**782**	**3**	**3**
Cross currency swaps	**135**	**606**	**345**	**1,086**	**17**	**(112)**
	2,319	**1,704**	**345**	**4,368**	**25**	**(147)**
Market risk management						
Options purchased	**22**	**62**		**84**	**6**	**6**
Options written	**24**	**78**		**102**		**(10)**
Forward sales		**17**		**17**	**4**	**4**
Equity contracts	**173**	**125**		**298**	**61**	**56**
	219	**282**		**501**	**71**	**56**
	3,528	**4,517**	**426**	**8,471**	**133**	**(93)**

Millions

2001						
	$	$	$	$	$	$
Interest rate contracts						
Interest rate swaps	233	1,155	163	1,551	41	34
Options written	118	187		305		(4)
Options purchased	655	1,787		2,442	3	3
	1,006	3,129	163	4,298	44	33
Foreign exchange contracts						
Forward contracts	992	749		1,741	1	(44)
Currency options						
Cross currency swaps	42	537	435	1,014	56	(35)
	1,034	1,286	435	2,755	57	(79)
Market risk management						
Options purchased	65	67		132	27	27
Options written	86	82		168		(24)
Forward sales	10	17		27	1	
Equity contracts	331	93		424	78	59
	492	259		751	106	62
	2,532	4,674	598	7,804	207	16

Note 17. *Off-balance sheet financial instruments* (continued)

The amount subject to credit risk is limited to the current market value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

The fair value of derivative financial instruments is based on quoted market prices, when available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Note 18. *Contingent liabilities*

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

At December 31, 2002, there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec) related to the availability of policyholder dividends to pay future premiums. In June 2001, London Life announced an agreement to settle proposed class actions related to the availability of policyholder dividends to pay future premiums on participating life insurance policies purchased from London Life. The agreement received final court approval in 2002. As at the date of settlement, estimated future settlement benefits of $180 million and expenses related to the administration of the settlement in the amount of $20 million were fully provided for in existing reserves in London Life's participating account. Actual results could differ from those estimates. There is also a proposed class proceeding in Ontario against Lifeco, Great-West, London Insurance Group and London Life regarding the participation of the London Life participating policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that any of these proceedings will have a material adverse effect on the consolidated financial position of the Corporation.

Note 19. *Commitments*

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on London Reinsurance Group's (LRG), a subsidiary of London Life, behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$1,425 million in letters of credit capacity. The facility has three tranches. One tranche, arranged in 2002 in the amount of US$655 million, is for a one-year term to November 20, 2003. The second tranche, also arranged in 2002 in the amount of US$370 million, has a three-year term expiring November 15, 2005. The third tranche of US$400 million expires on October 27, 2003. Under the terms and conditions of the facility, collateralization may be required dependant on the future credit ratings of specific LRG subsidiaries and London Life or if a default under the letters of credit agreement occurs. LRG has issued US$1,079 million in letters of credit under the facility as at December 31, 2002. LRG had issued US$1,105 million under a previous letter of credit facility at December 31, 2001. In addition, LRG has other bilateral letter of credit facilities totalling US$40 million (2001 – US$40 million). Bonds and debentures in the amount of $11 million (2001 – $15 million) have been pledged to support these letters of credit.

Note 20. *Special charges*

The Corporation's 2001 results include a non-recurring net charge of $88 million related to losses of Alta Health & Life Insurance Company (Alta), an indirect wholly owned subsidiary and part of Lifeco's United States Employee Benefits segment.

Note 21. *Events of September 11, 2001*

The Corporation's 2001 results include a net charge of $40 million related to claims provisions from the events of September 11, 2001, related to the reinsurance business.

Note 22. *Segmented information*

The following strategic business units constitute the Corporation's reportable operating segments:

Great-West Lifeco Inc. offers, through Great-West and LIG in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.

Investors Group offers a comprehensive package of financial planning services and investment products to its client base. Investors Group derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. Investors Group also earns revenue from fees charged to its mutual funds for administrative services.

Parjointco N.V., holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of major communications, specialty minerals and utility energy, companies based in Europe.

Other is made up of corporate activities of the Corporation, Power Financial, Gesca Ltée and Power Technology Investment Corporation. Other also includes consolidated adjustments.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets.

Information on profit measure

Millions					
December 31, 2002	Lifeco	Investors	Parjointco	Other	Total
Revenues	$	$	$	$	$
Premium income	11,187				11,187
Net investment income	3,638	127		113	3,878
Fees and media income	1,807	1,813		332	3,952
	16,632	1,940		445	19,017
Expenses					
Insurance claims	12,593				12,593
Commissions, other operating expenses	2,613	1,033		385	4,031
Interest expense		79		86	165
	15,206	1,112		471	16,789
	1,426	828		(26)	2,228
Share of earnings of affiliates			80		80
Other income – net		2	(87)	(1)	(86)
Earnings before income taxes and non-controlling interest	1,426	830	(7)	(27)	2,222
Income taxes	430	318		16	764
Non-controlling interests	511	317	(2)	(13)	813
Contribution to consolidated net earnings	485	195	(5)	(30)	645

Information on asset measure

Millions					
December 31, 2002	Lifeco	Investors	Parjointco	Other	Total
	$	$	$	$	$
Total assets	60,071	5,987	1,558	2,520	70,136
Assets under administration	36,048	68,448			104,496

Note 22. *Segmented information* (continued)

Information on profit measure

December 31, 2001	Lifeco	Investors	Parjointco	Other	Total
	Millions				
Revenues	$	$	$	$	$
Premium income	10,477				10,477
Net investment income	3,713	134		210	4,057
Fees and media income	1,858	1,627		330	3,815
	16,048	1,761		540	18,349
Expenses					
Insurance claims	12,030				12,030
Commissions, other operating expenses	2,761	995		409	4,165
Special charges	204				204
Interest expense		73		80	153
	14,995	1,068		489	16,552
	1,053	693		51	1,797
Share of earnings of affiliates			33		33
Other income – net		(96)	72	215	191
Earnings before income taxes, amortization of goodwill and non-controlling interests	1,053	597	105	266	2,021
Income taxes	397	252		13	662
Amortization of goodwill	66	72		11	149
Non-controlling interests	324	159	35	74	592
Contribution to consolidated net earnings	266	114	70	168	618

Information on asset measure

December 31, 2001	Lifeco	Investors	Parjointco	Other	Total
	Millions				
	$	$	$	$	$
Total assets	59,159	6,122	1,406	2,043	68,730
Assets under administration	38,867	75,044			113,911

Geographic information

December 31, 2002	Canada	United States	Europe	Total
	Millions			
	$	**$**	**$**	**$**
Revenues	**13,152**	**5,865**		**19,017**
Investment in affiliates, at equity	**4**		**1,558**	**1,562**
Goodwill and intangible assets	**5,140**	**66**		**5,206**
Total assets	**44,517**	**24,061**	**1,558**	**70,136**
Assets under administration	**86,952**	**17,544**		**104,496**
December 31, 2001				
	$	$	$	$
Revenues	12,395	5,954		18,349
Investment in affiliate, at equity			1,406	1,406
Goodwill and intangible assets	4,864	66		4,930
Total assets	42,855	24,469	1,406	68,730
Assets under administration	94,137	19,774		113,911

Note 23. *Acquisitions*

(a) In January 2001, Gesca finalized the acquisition from Hollinger Canadian Newspapers of Unimédia. At the same time, Gesca announced the sale of all of its 24 weekly newspapers to G.T.C. Transcontinental Group for an amount of $21 million.

(b) On February 5, 2001, Power Financial and the Frère group announced that GBL and Bertelsmann AG had agreed to a share exchange of GBL's 30 per cent interest in the RTL Group for a 25 per cent interest in Bertelsmann AG, the holding company of the Bertelsmann AG group. This transaction became effective July 2, 2001 and as a result, Bertelsmann AG increased its interest in RTL Group to 67 per cent.

(c) Effective April 20, 2001, Investors Group Inc. acquired all of the outstanding common shares of Mackenzie Financial Corporation (Mackenzie), a Canadian financial services company, for a cash consideration of $3.202 billion and the issue of 38,802,952 common shares of Investors Group, which represented a total consideration of $3.991 billion including transaction costs. Consideration paid consisted of the following:

(in millions of dollars)	
Cash	427
Bridge credit facility	897
Bank term loan	550
Issue of debentures	600
Issue of preferred shares	360
Issue of common shares	368
Total cash consideration	3,202
Fair value of share exchange	789
Total consideration	3,991

To support this transaction, on April 19, 2001 Great-West invested $230 million to acquire 9,200,000 common shares of Investors Group, while Power Financial Corporation invested $138.3 million to acquire 5,532,000 common shares.

The acquisition was accounted for by the purchase method and the results of Mackenzie's operations have been included in the consolidated statement of income from the date of acquisition. As a result of this transaction, Power Financial recorded a dilution gain of $231 million.

Details of the consideration paid and the fair value of the net assets acquired are as follows:

(in millions of dollars)	
Fair value of assets acquired	
Cash and cash equivalents	600
Securities	47
Mortgages and loans	427
Deferred selling commissions	585
Management contracts	606
Trade names	275
Other assets	132
	2,672
Less liabilities assumed and non-controlling interest	
Deposits	423
Other liabilities	215
Future income taxes on intangible assets	133
Future income taxes	194
Restructuring charge allocated to purchase price	24
Non-controlling interest	14
	1,003
Fair value of net assets acquired	1,669
Goodwill	2,322
Total purchase consideration	3,991

Note 24. *Dispositions*

(a) On March 21, 2002, London Life completed its previously announced sale of its 82.9% indirect interest in London Guarantee Insurance Company for proceeds of $83 million, resulting in an after-tax gain of $31 million.

(b) On December 16, 2002, Mackenzie disposed of an 85.7% owned subsidiary, Mackenzie Investment Management Inc., for net proceeds of $95 million, resulting in an after-tax gain of $2 million.

(c) On June 29, 2002, Gesca sold printing assets for an amount of $33 million, which resulted in an after tax-gain of $2 million.

Note 25. *Subsequent events*

On February 17, 2003, Lifeco announced that it had entered into a definitive agreement with Canada Life to acquire, subject to certain conditions, 100% of the outstanding common shares of Canada Life for approximately $7.3 billion.

Investors Group and Power Financial have each agreed to invest, at Lifeco's request, up to $100 million and $800 million, respectively, to acquire common shares of Lifeco from treasury.

The purchase price per Lifeco common share will be $37.556 cash. Such purchases will be completed approximately coincident with payment for the Canada Life common shares by Lifeco.

Subject to satisfaction of the conditions and other requirements of the transaction agreement, it is expected that the acquisition will be completed in the third quarter of 2003.

Auditors' Report

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants

Montréal, Québec
April 3, 2003

Five-Year Financial Statistics December 31	Millions				
	2002	2001	2000	1999	1998
	$	$	$	$	$
Consolidated balance sheets					
Cash and cash equivalents	**3,001**	2,590	2,024	1,905	1,978
Consolidated assets	**70,136**	68,730	60,632	57,908	58,925
Shareholders' equity	**5,387**	4,692	3,938	3,450	3,145
Consolidated assets and assets under administration	**174,632**	182,641	142,289	132,286	123,383
Consolidated statements of earnings					
Revenues					
Premium income	**11,187**	10,477	9,976	8,526	9,237
Net investment income	**3,878**	4,057	3,964	3,781	3,678
Fees and media income	**3,952**	3,815	2,954	2,430	2,120
	19,017	18,349	16,894	14,737	15,035
Expenses					
Paid or credited to policyholders	**12,593**	12,030	11,374	9,936	10,680
Operating expenses	**4,031**	4,165	3,637	3,208	2,986
Special charges		204			
Interest	**165**	153	71	74	66
	16,789	16,552	15,082	13,218	13,732
Share of earnings of affiliate	**80**	33	44	46	46
Other income – net	**(86)**	191	209	207	158
Income taxes	**764**	662	755	547	492
Amortization of goodwill	**–**	149	71	65	66
Non-controlling interests	**813**	592	582	627	529
Net earnings	**645**	618	657	533	420
Per participating share			Dollars		
Operating earnings before amortization of goodwill and non-recurring items	**3.07**	2.87	2.50	1.92	1.59
Net earnings – before amortization of goodwill	**2.81**	3.08	3.12	2.52	2.05
Net earnings	**2.81**	2.74	2.93	2.36	1.88
Dividends	**0.79375**	0.675	0.575	0.49	0.44
Book value at year-end	**21.76**	19.38	16.91	14.64	13.83
Market price (Subordinate Voting Shares)					
High	**43.85**	39.33	37.50	35.40	37.50
Low	**32.55**	29.50	19.10	21.70	21.75
Year-end	**36.00**	38.96	37.00	24.75	33.20

Quarterly Financial Information

	Total revenues	Net earnings	Earnings per[1] share – basic	Earnings per[1] share – diluted
	(in millions of dollars)		(in dollars)	
2002				
First quarter	**4,950**	**171**	**0.75**	**0.74**
Second quarter	**4,273**	**195**	**0.85**	**0.84**
Third quarter	**4,996**	**130**	**0.56**	**0.55**
Fourth quarter	**4,798**	**149**	**0.65**	**0.63**
2001				
First quarter	4,237	163	0.78	0.77
Second quarter	4,624	224	1.10	1.06
Third quarter	4,576	151	0.76	0.75
Fourth quarter	4,912	80	0.44	0.44

(1) before amortization of goodwill

OFFICERS

Paul Desmarais, Jr.
Chairman and Co-Chief Executive Officer

André Desmarais
President and Co-Chief Executive Officer

Michel Plessis-Bélair, FCA
Vice-Chairman
and Chief Financial Officer

John A. Rae
Executive Vice-President,
Office of the Chairman
of the Executive Committee

Arnaud Vial
Senior Vice-President, Finance

Edward Johnson
Vice-President, General Counsel
and Secretary

Peter Kruyt
Vice-President

Gérard Veilleux
Vice-President

Denis Le Vasseur, C.A.
Controller

Pierre-Elliott Levasseur
Treasurer

Jeannine Robitaille
Assistant Secretary

BOARD OF DIRECTORS

Laurent Dassault
Managing Director, Dassault Investissements

André Desmarais (1)
President and Co-Chief Executive Officer of the Corporation and Deputy Chairman, Power Financial Corporation

The Honourable Paul Desmarais, P.C., C.C. (1)
Chairman of the Executive Committee of the Corporation

Paul Desmarais, Jr. (1)
Chairman and Co-Chief Executive Officer of the Corporation and Chairman, Power Financial Corporation

Michel François-Poncet
Vice-Chairman, BNP Paribas

Anthony R. Graham (1)
President, Wittington Investments, Limited

Robert Gratton
President and Chief Executive Officer,
Power Financial Corporation

The Right Honourable
Donald F. Mazankowski, P.C., O.C. (1)(2)(3)
Company Director

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee

Jerry E.A. Nickerson (1)(3)
Chairman of the Board,
H.B. Nickerson & Sons Limited

James R. Nininger, Ph.D. (2)(3)
Company Director

Robert Parizeau (2)
Chairman, Aon Parizeau Inc.

Jean Peyrelevade
Chairman of the Board, Crédit Lyonnais

Michel Plessis-Bélair, FCA
Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer, Power Financial Corporation

John A. Rae
Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation

Amaury-Daniel de Seze (2)
Chairman and Chief Executive Officer,
P.A.I. management

Emőke J.E. Szathmáry, Ph.D. (2)
President and Vice-Chancellor,
University of Manitoba

DIRECTORS EMERITUS

James W. Burns, O.C.

The Honourable P. Michael Pitfield, P.C., Q.C.

INTERNATIONAL ADVISORY COUNCIL

The Honourable Paul Desmarais, P.C., C.C.
Chairman of the Executive Committee
Power Corporation of Canada
Chairman of the International Advisory Council
Canada

The Honourable William G. Davis, P.C., C.C., Q.C.
Counsel
Torys LLP
Vice-Chairman of the International Advisory Council
Canada

Junichi Amano
Senior Corporate Adviser
Nihon Unisys, Ltd.
Japan

Dwayne O. Andreas
Chairman Emeritus
Archer Daniels Midland Company
United States of America

Lord Armstrong of Ilminster
Chairman
Forensic Investigative Associates plc
Former Secretary of the Cabinet and Head of the Home Civil Service
United Kingdom

The Honourable Charles R. Bronfman, P.C., C.C.
Chairman
The Andrea and Charles Bronfman Philanthropies
Chairman of the Board
Koor Industries Ltd.
United States of America

Gustavo A. Cisneros
Chairman and Chief Executive Officer
Cisneros Group of Companies
Venezuela

Michel François-Poncet
Vice-Chairman
BNP Paribas
France

Baron Frère
Chairman
Groupe Bruxelles Lambert
Belgium

Pierre Haas
Honorary Chairman
Paribas International
France

F. Ross Johnson, O.C., LL.D.
Chairman
RJM Group Inc.
United States of America

Donald R. Keough
Chairman
Allen & Company Incorporated
United States of America

André Lévy-Lang
Former Chairman of the Board of Management
Paribas
France

The Right Honourable Donald F. Mazankowski, P.C., O.C.
Company Director
Canada

The Right Honourable Brian Mulroney, P.C., C.C., LL.D.
Senior Partner
Ogilvy Renault
Canada

Sylvia Ostry, C.C.
Distinguished Research Fellow
Centre for International Studies
University of Toronto
Canada

Moeen Qureshi
Chairman
Emerging Markets Partnership
United States of America

Helmut Schmidt
Former Chancellor of the Republic of Germany
Publisher, Die Zeit
Germany

The Honorable Paul A. Volcker
Former Chairman
Federal Reserve Board
United States of America

Wei Ming Yi
Chairman of the International Advisory Council
China International Trust and Investment Corporation
People's Republic of China

His Excellency Sheikh Ahmed Zaki Yamani
Chairman
Centre for Global Energy Studies
Saudi Arabia



Transfer Agent and Registrar
Computershare Trust Company of Canada
1-800-564-6253

8th Floor, 151 Front Street West
Toronto, Ontario, Canada M5J 2N1
(416) 981-9633

Place Montréal Trust
6th Floor, 1800 McGill College Avenue
Montréal, Québec, Canada H3A 3K9
(514) 982-7555

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9
(604) 661-0222

Web site
Visit our Web site at: www.powercorporation.com

Corporate Information
Additional copies of this annual report as well as copies of the annual reports of Power Financial Corporation, Great-West Lifeco Inc., The Great-West Life Assurance Company, London Life Insurance Company, Investors Group Inc. and Pargesa Holding S.A. are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec
Canada H2Y 2J3
or
Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba
Canada R3B 0X5

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

Stock Listings
Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:
Subordinate Voting Shares: POW
Participating Preferred Shares: POW. PR.E
First Preferred Shares 1986 Series: POW. PR.F
First Preferred Shares, Series A: POW. PR.A
First Preferred Shares, Series B: POW. PR.B
First Preferred Shares, Series C: POW. PR.C


IMAGINE

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.

POWER CORPORATION OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Participating Preferred Shares and Subordinate Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER CORPORATION OF CANADA will be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on Thursday, May 15, 2003, at 11:00 a.m., local time, for the following purposes:

(1) to elect Directors;

(2) to appoint auditors;

(3) to receive the consolidated financial statements for the year ended December 31, 2002, and the auditors' report thereon; and

(4) to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 3, 2003

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Power Corporation du Canada
751, square Victoria
Montréal (Québec)
Canada H2Y 2J3

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Corporation of Canada ("Power" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 15, 2003 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicited by regular employees of the Corporation in writing or by telephone. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

Name in full	Abbreviation
Power Financial Corporation	PFC
Great-West Lifeco Inc.	Lifeco
Investors Group Inc.	Investors
MKF Holding Corp.	Mackenzie

Appointment of Proxy

To be effective, proxies must be received by Computershare Trust Company of Canada ("Computershare"), Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presented at the Meeting.

Revocation of Proxy

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of the Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Voting Shares and Principal Holders Thereof

On April 3, 2003, there were outstanding 24,427,386 Participating Preferred Shares and 197,798,552 Subordinate Voting Shares of the Corporation. The Participating Preferred Shares and the Subordinate Voting Shares are herein sometimes collectively referred to as the "Voting Shares".

Each holder of Participating Preferred Shares is entitled to 10 votes and each holder of Subordinate Voting Shares is entitled to one vote at the Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 28, 2003 (the "Record Date"). The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of the Corporation to be held in 2004 is January 4, 2004.

The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Participating Preferred Shares of the Corporation.

To the knowledge of the Directors and officers of the Corporation, on April 3, 2003: (i) the Honourable Paul Desmarais, the Chairman of the Executive Committee, exercised, directly and through Gelco Entreprises Ltd. ("Gelco"), Pansolo Holding Inc. ("Pansolo"), 3439496 Canada Inc. ("3439496"), Ansopolo Investments Corporation ("Ansopolo"), Ramezay Investments Corporation ("Ramezay"), 3876357 Canada Inc. ("3876357"), 3739066 Canada Inc. ("3739066") and 3739074 Canada Inc. ("3739074") control or direction over 24,301,696 Participating Preferred Shares and 42,686,721 Subordinate Voting Shares in the aggregate, representing 99.5 per cent and 21.6 per cent, respectively, of the outstanding shares of such classes and 64.6 per cent of the votes attached to the outstanding Voting Shares of the Corporation; (ii) Gelco was the owner of 24,117,850 Participating Preferred Shares, Pansolo was the owner of 14,343,040 Subordinate Voting Shares and 183,846 Participating Preferred Shares, 3439496 was the owner of 2,000,000 Subordinate Voting Shares, Ansopolo was the owner of 3,000,000 Subordinate Voting Shares, Ramezay was the owner of 3,000,000 Subordinate Voting Shares, 3878357 was the owner of 20,343,040 Subordinate Voting Shares, 3739066 was the owner of 498 Subordinate Voting Shares and 3739074 was the owner of 143 Subordinate Voting Shares representing, respectively, 98.7 per cent, 7.3 per cent, 0.8 per cent, 1.0 per cent, 1.5 per cent, 1.5 per cent, 10.3 per cent, less than 0.01 per cent and less than 0.01 per cent of the outstanding shares of such classes; (iii) Gelco, Pansolo, 3439496, Ansopolo, Ramezay, 3878357, 3739066 and 3739074 were all controlled by Mr. Desmarais; (iv) no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cent of the shares of any class of voting shares of the Corporation.

Election of Directors

The Board of Directors of the Corporation consists of not less than 9 and not more than 28 members as determined from time to time by the Board of Directors, such number presently being fixed at 16. The 16 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of Directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election, in his or her stead, of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Corporation also appoints an executive committee and a compensation committee.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003	
Laurent Dassault Mr. Dassault is Managing Director of Dassault Investissements, an investment and financing corporation based in Paris, France. He was previously Managing Director of Banque parisienne internationale. Mr. Dassault is Chairman of Midway Aircraft Corporation in the U.S. and of Dassault Falcon Jet do Brazil, and a Director of a broad range of companies in France and elsewhere, including Industrial Procurement Services (U.S.), Banque de Gestion Edmond de Rothschild (Luxemburg) and Chenfeng Machinery (Taiwan).	May 1997	26,000	Subordinate Voting Shares of the Corporation
André Desmarais (a) Mr. Desmarais is President and Co-Chief Executive Officer of the Corporation and Deputy Chairman of PFC. Prior to joining the Corporation in 1981, he was Special Assistant to the Minister of Justice of Canada and an investment counsellor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco and its major subsidiaries, and Investors. He is also a Director of Bertelsmann AG in Europe, and of CITIC Pacific Ltd in Asia, in which Power holds a minority interest. He is also a Director of Bombardier Inc. Mr. Desmarais served as Chairman of the Canada China Business Council from 1992 to 2002 and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal.	May 1998	146,699 21,600 51,659 2,947 3,111 3,721 5,582	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Lifeco Deferred Share Units of the Corporation Deferred Share Units of PFC Deferred Share Units of Lifeco Deferred Share Units of Investors

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Compensation Committee

(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003
The Honourable Paul Desmarais, P.C., C.C. (a) Mr. Desmarais is Chairman of the Executive Committee of the Corporation. He acquired control of the Corporation in 1968. He is Chairman of the Board and Managing Director of Pargesa Holding S.A., an international investment and management group, and holds directorships in several Power group companies in Canada and Europe, including PFC, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A. and Groupe Bruxelles Lambert. He is also a member of the International Advisory Board of Barrick Gold Corporation and of Telegraph Group Limited (U.K.). He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).	May 1968	See "Voting Shares and Principal Holders Thereof" on page 2 43,659 Common Shares of Lifeco 233,919,648 Common Shares of PFC through the Corporation 154 Common Shares of PFC through 3739074 Canada Inc. 273,116,456 Common Shares of Lifeco through PFC 14,343,784 Common Shares of Lifeco through 3411893 Canada Inc. 16,231,004 Common Shares of Lifeco through Investors 142,400,080 Common Shares of Investors through PFC 5,532,000 Common Shares of Investors through 3411893 Canada Inc. 9,200,000 Common Shares of Investors through The Great-West Life Assurance Company
Paul Desmarais, Jr. (a) Mr. Desmarais is Chairman and Co-Chief Executive Officer of the Corporation and Chairman of the Board of PFC. Prior to joining the Corporation in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He is a Director of PFC. He is a Director and Member of the Executive Committee of many Power group companies in North America, including Lifeco and its major subsidiaries, and Investors, and a Director of Pargesa Holding S.A. and other group companies in Europe. Mr. Desmarais is a member and a Director of the International Council of the European Institute of Business Administration (INSEAD), Chairman of the International Advisory Committee of l'École des Hautes Études Commerciale, in Montréal, and Chair of the Governor General's Canadian Leadership Conference to be held in 2004. He is involved in charitable and community activities in Montréal.	May 1988	5,698 Subordinate Voting Shares of the Corporation 43,659 Common Shares of Lifeco 30,000 Common Shares of Investors 1,508 Deferred Share Units of the Corporation 1,557 Deferred Share Units of PFC 2,820 Deferred Share Units of Investors

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Compensation Committee

(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003	
Michel François-Poncet Mr. François-Poncet is Vice-Chairman of BNP Paribas, a major Paris-based international bank, and President of BNP Paribas Suisse S.A. He has been associated for more than 40 years in various senior positions with Banque Paribas, which is now merged with BNP (Banque Nationale de Paris). Mr. François-Poncet is Vice-Chairman of Pargesa Holding S.A., a Geneva-based international investment and management corporation, and a Director of numerous European companies, including FINAXA, Schneider Electric S.A., Vittoria Assicurazioni (Italy) and LVMH. He is also Vice-Chairman of l'Institut français des relations internationales and an Officier de l'ordre national de la Légion d'honneur (France).	Nov. 1986	1,000	Subordinate Voting Shares of the Corporation
Anthony R. Graham (a) Mr. Graham is President of Wittington Investments, Limited, the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington Investments, he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is a Director of several companies, including PFC and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo inc. and Graymont Limited. He is a Governor of the Art Gallery of Ontario and former Chairman of the Shaw Festival.	May 2001	10,000 10,000	Subordinate Voting Shares of the Corporation Common Shares of PFC
Robert Gratton Mr. Gratton has been President and Chief Executive Officer of PFC since April 1990. Before joining PFC in 1989 he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of PFC. He is Chairman and Director of a number of PFC companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Investors and Mackenzie. He is also a Director of Pargesa Holding S.A. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.	July 1989	12,965 1,710,000 332,496 75,000 2,946 3,184 10,779 16,782	Subordinate Voting Shares of the Corporation Common Shares of PFC Common Shares of Lifeco Common Shares of Investors Deferred Share Units of the Corporation Deferred Share Units of PFC Deferred Share Units of Lifeco Deferred Share Units of Investors

(a) Member of the Executive Committee
(b) Member of the Audit Committee
(c) Member of the Compensation Committee
(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003
The Right Honourable Donald F. Mazankowski, P.C., O.C. (a)(b)(c) Mr. Mazankowski was a Member of Parliament for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. Since his retirement from public life in 1993, he has been named a Director of several Power group companies in Canada, including PFC, Lifeco and its major Canadian subsidiaries, and Investors. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhauser Company, IMC Global and Canadian Oil Sands Trust.	May 1996	1,000 Subordinate Voting Shares of the Corporation 2,000 Common Shares of PFC 1,500 Common Shares of Lifeco 1,000 Common Shares of Investors 103 Deferred Share Units of the Corporation 1,214 Deferred Share Units of PFC 665 Deferred Share Units of Lifeco 1,695 Deferred Share Units of Investors
Jerry E.A. Nickerson (a)(c) Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including PFC and Lifeco and its major subsidiaries.	May 1999	4,000 Subordinate Voting Shares of the Corporation 4,000 Common Shares of PFC 2,000 Common Shares of Investors
James R. Nininger (b)(c) Dr. Nininger is the retired President and Chief Executive Officer of the Conference Board of Canada, a leading research institute that provides its services to Canadian business, government and public sector organizations. He is a Director of Canadian Pacific Railway Limited, a Senior Visiting Fellow at the Canadian Centre for Management Development in Ottawa, a member of the Human Resources and Compensation Committee of the Board of Trustees of the National Arts Centre and a member of the Board of Governors of the Ottawa Hospital.	May 2001	1,500 Subordinate Voting Shares of the Corporation 826 Deferred Share Units of the Corporation
Robert Parizeau (b) Mr. Parizeau is Chairman of Aon Parizeau Inc., insurance brokers and risk consultants, and a member of the Advisory Board of Aon Reed Stenhouse. He was previously President and Chief Executive Officer of Sodarcan Inc., a holding company operating in insurance, reinsurance and actuarial consulting. Mr. Parizeau is also Chairman of the Board of Gaz Métropolitain and a Director of National Bank Financial Inc., National Bank Life Insurance Company, Canam Manac Group Inc. and Van Houtte Inc. He is also President and Chairman of the Board of the Clinical Research Institute of Montréal, and Director of the Musée National des Beaux-Arts du Québec.	May 1985	12,000 Subordinate Voting Shares of the Corporation 5,200 Common Shares of PFC 3,263 Deferred Share Units of the Corporation

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Compensation Committee

(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003
Jean Peyrelevade Mr. Peyrelevade is Chairman of the Board of Crédit Lyonnais, a major French bank based in Paris. He was previously Chairman of the Union des Assurances de Paris (UAP), one of France's largest insurance companies. He has held a number of other senior positions in the European business community and is a Director of several European corporations.	May 1994	4,000 Subordinate Voting Shares of the Corporation
Michel Plessis-Bélair, FCA Mr. Plessis-Bélair is Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer of PFC. Before joining the Corporation in 1986 he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Ltd. He is a Director of major Power group companies in both North America and Europe, including PFC, Lifeco and its major subsidiaries, Investors, Pargesa Holding S.A and Groupe Bruxelles Lambert. He is also a Director of Bell Canada International, Lallemand Inc., l'Université de Montréal and Fondation Ressources-Jeunesse, and is on the International Advisory Board of l'École des Hautes Études Commerciales, in Montréal.	May 1988	20,199 Subordinate Voting Shares of the Corporation 3,000 Common Shares of PFC 20,000 Common Shares of Lifeco 4,000 Common Shares of Investors
John A. Rae Mr. Rae is Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. He joined the Corporation in 1971 as Executive Assistant to the President and Chief Executive Officer. In 1978 he was named Vice-President of the Corporation. He is also a Director of Kasten Chase Applied Research Limited, BNP Paribas (Canada) and the Montreal Heart Institute Foundation, and is Chairman of the Board of Trustees of Queen's University and Chairman of the Capital Campaign of the McGill University Health Centre.	May 1988	22,851 Subordinate Voting Shares of the Corporation

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Compensation Committee

(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Name, principal occupation and other major positions with the Corporation and its affiliates	Served as Director from	Approximate number of voting shares of each class of shares of the Corporation and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held (d), as of April 3, 2003
Amaury-Daniel de Seze (b) Mr. de Seze is Chairman and Chief Executive Officer of Paris-based PAI management, which manages independent funds and the equity investment portfolio of BNP Paribas, one of Europe's largest banks. He is also a member of the Executive Committee of BNP Paribas, and Chairman of the Board of COBEPA, its merchant banking subsidiary. He serves on the Board of Directors of several European-based companies. Prior to joining Paribas in 1993, he held senior positions with the Volvo Group as member of the Group's Management Board.	May 2001	1,000 Subordinate Voting Shares of the Corporation
Emőke J.E. Szathmáry, Ph.D. (b) Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of PFC. She also serves on the Boards of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation and the Canadian Credit Management Foundation.	May 1999	1,000 Common Shares of PFC 1,174 Deferred Share Units of the Corporation

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Compensation Committee

(d) Certain members of the Board of Directors during 2002 chose to receive all or a portion of their annual retainer and attendance fees in the form of deferred share units. The value of a deferred share unit is equal to the value of a Subordinate Voting Share at the relevant time. See under "Compensation of Directors".

Board of Directors – Meetings Held and Attendance of Directors

The information presented below reflects Board of Directors' meetings held and attendance of Directors for the year ended December 31, 2002.

Summary of Board and Committee Meetings Held

Board of Directors	6
Executive Committee	3
Audit Committee	5
Compensation Committee	2

(1) Messrs André Desmarais, Paul Desmarais, Jr. and Anthony Graham were appointed to the Executive Committee in May 2002.

(2) Dr. Emőke Szathmáry, Dr. James Nininger and Mr. Amaury-Daniel de Seze were appointed to the Audit Committee in May 2002.

(3) Mr. Jerry Nickerson and Dr. James Nininger were appointed to the Compensation Committee in May 2002.

Summary of Attendance of Directors

Director	Board Meetings Attended	Committee Meetings Attended
Paul Desmarais, Jr.	6 of 6	2 of 2[1]
André Desmarais	6 of 6	2 of 2[1]
Laurent Dassault	2 of 6	
Paul Desmarais	6 of 6	3 of 3
Michel François-Poncet	4 of 6	
Anthony R. Graham	6 of 6	2 of 2[1]
Robert Gratton	6 of 6	
Donald F. Mazankowski	6 of 6	10 of 10
Jerry E.A.Nickerson	6 of 6	4 of 4[3]
James R. Nininger	6 of 6	6 of 6[2][3]
Robert Parizeau	6 of 6	5 of 5
Jean Peyrelevade	2 of 6	
Michel Plessis-Bélair	6 of 6	
John A. Rae	6 of 6	
Amaury-Daniel de Seze	5 of 6	1 of 2[2]
Emőke Szathmáry	6 of 6	2 of 2[2]

Compensation of Directors

During the financial year ended December 31, 2002, each Director received a basic annual retainer of $30,000. An additional annual fee of $10,000 was paid to the Chairman of the Audit Committee and the Chairman of the Compensation Committee. In addition, the Corporation paid each Director a fee of $1,250 for each board meeting or committee meeting that the Director attended. The Honourable Paul Desmarais received $250,000 from the Corporation for his services as Chairman of the Executive Committee of the Corporation. Pursuant to an agreement which terminated during the first quarter of 2003, a corporation controlled by the Right Honourable Donald Mazankowski received fees from the Corporation in the amount of $125,000 for business advice to the Corporation in addition to his duties as director.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under the DSU Plan, during the financial year ended December 31, 2002, each Director could elect to receive the annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted was determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elected to receive deferred share units received additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time.

Recent Initiatives in Director Compensation

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, effective April 1, 2003, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to Directors will be as follows: attendance fee for each meeting of the board or a committee: $1,500; additional retainer payable to members of each committee: $3,000; additional retainer payable to Chairmen of the Audit and Compensation Committees: $10,000; and to the Chairman of the Executive Committee $250,000.

Dedicated Annual Board Retainer

Also effective April 1, 2003, all Directors will receive a basic annual retainer of $55,000. Of this amount, at least $25,000 consists of a dedicated annual board retainer which shall be received by Directors in deferred share units under the DSU Plan described above or in the form of Subordinate Voting Shares acquired in the market under the Directors Share Purchase Plan.

The Corporation established a Directors Share Purchase Plan in 2003. Pursuant to this Plan, for Directors who participate in the Plan, the $25,000 dedicated portion of the annual board retainer is used to acquire Subordinate Voting Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokerage expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payable by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fees and committee chairman fees in the form of Subordinate Voting Shares acquired under the Plan.

In the view of the Committee and the Board, the foregoing initiatives will further align the interests of directors with those of the shareholders.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the "Named Executive Officers") for services rendered in all capacities to the Corporation and its subsidiaries during the financial years indicated.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation Awards	All Other Compensation
		Salary	Bonus	Other Annual Compensation [1]	Securities Under Options Granted	
		($)	($)	($)	(#)	($)
Paul Desmarais, Jr. [2]	2002	834,000	500,000	25,020	–	205,250
Chairman and Co-Chief	2001	810,000	1,000,000	24,300	700,000	244,750
Executive Officer	2000	777,000	750,000	16,138	430,000	207,690
André Desmarais [2]	2002	834,000	500,000	25,020	–	325,000
President and Co-Chief	2001	810,000	1,000,000	24,300	700,000	356,000
Executive Officer	2000	777,000	750,000	16,138	430,000	330,340
Michel Plessis-Bélair [2]	2002	644,000	300,000	19,321	–	246,500
Vice-Chairman	2001	625,000	400,000	18,750	235,000	296,500
and Chief Financial Officer	2000	600,000	200,000	12,462	79,500	267,540
Arnaud Vial [2]	2002	418,000	150,000	19,842	–	–
Senior Vice-President,	2001	405,000	175,000	83,853	105,000	–
Finance	2000	388,000	100,000	16,500	64,500	–
John A. Rae	2002	418,000	100,000	16,665	–	37,500
Executive Vice-President,	2001	405,000	130,000	20,400	140,000	40,000
Office of the Chairman	2000	388,000	150,000	17,434	47,000	31,625
of the Executive Committee						
Peter Kruyt	2002	412,000	150,000	12,361	–	32,500
Vice-President	2001	400,000	100,000	12,000	115,000	38,500
	2000	383,000	75,000	7,955	215,000	42,000

[1] All or a portion of this compensation represents the Corporation's contribution to the Corporation's share purchase plan, which is offered to all employees of the Corporation.

[2] Denotes salary, bonus and other annual compensation paid to each such Named Executive Officer for his services both as an executive officer of the Corporation and with respect to his functions for Power Financial Corporation, a subsidiary of the Corporation.

Option Grants in Last Financial Year

There were no grants of stock options made to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2002.

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares of the Corporation acquired pursuant to the exercise of options under the Power Executive Stock Option Plan during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of Subordinate Voting Shares of the Corporation covered by unexercised options held at December 31, 2002.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Year-End ($) Exercisable/ Unexercisable
Paul Desmarais, Jr.	100,000	3,201,140	1,821,500 / 457,500	25,057,813 / 1,663,313
André Desmarais	259,000	8,323,812	1,946,500 / 457,500	28,335,125 / 1,663,313
Michel Plessis-Bélair	–	–	347,125 / 137,375	2,327,522 / 343,153
Arnaud Vial	–	–	200,875 / 68,625	2,072,741 / 249,497
John A. Rae	26,200	821,698	279,050 / 81,750	2,748,769 / 203,231
Peter Kruyt	–	–	562,750 / 111,250	10,028,791 / 752,344

Pension Benefits

The following table sets forth the annual pension benefits payable under the Supplementary Executive Retirement Plan (the "SERP") and the Corporation's basic pension plan.

	Years of Service		
Remuneration	5	10	15 or more
$ 400,000	$ 72,000	$152,000	$ 232,000
$ 500,000	$ 92,000	$192,000	$ 292,000
$ 750,000	$142,000	$292,000	$ 442,000
$1,000,000	$192,000	$392,000	$ 592,000
$1,250,000	$242,000	$492,000	$ 742,000
$1,500,000	$292,000	$592,000	$ 892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

The Corporation has a supplementary executive retirement plan pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of the Corporation (collectively, the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors. The Named Executive Officers participate in the SERP.

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Corporation's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2002 for the eligible Named Executive Officers are as follows: Mr. Paul Desmarais, Jr., 11.17 years; Mr. André Desmarais, 10.58 years; Mr. Michel Plessis-Bélair, more than 15 years; Mr. Arnaud Vial, 5.83 years; Mr. John A. Rae, more than 15 years and Mr. Peter Kruyt, 11.83 years.

Report of Compensation Committee on Executive Compensation

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs Donald F. Mazankowski, Jerry E.A. Nickerson and James R. Nininger. These three Directors are not employees nor officers of the Corporation or of any of its affiliates.

The following is the report of the Committee describing the compensation policies and rationale applicable to the Corporation's executive officers, with respect to the compensation paid to such executive officers for the year ended December 31, 2002. The report is intended to provide an overview of what the Committee considered in the course of its work.

The mandate of the Committee is determined by the Corporation's Board of Directors. The Committee studies remuneration practices generally and familiarizes itself with compensation packages in the industry. It obtains advice directly from independent compensation consultants.

The Corporation's executive compensation program is designed to attract, retain and reward highly qualified and experienced executive officers. The Committee endeavours to motivate the executive officers to generate superior long-term performance.

The Corporation's executive compensation program consists of a salary and may include a bonus and/or a long-term incentive compensation component consisting of options on Subordinate Voting Shares of the Corporation under the Power Executive Stock Option Plan. The Corporation also contributes to an employee share purchase plan in which all employees, including officers, may participate.

In designing and administering the individual elements of the executive compensation program, the Committee strives to balance short-term and long-term incentive objectives and to apply prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

The Corporation's philosophy is to set salary levels by comparison with companies in the private sector of a similar size, type and position in the marketplace and taking into account the extent and nature of the Corporation's business in Canada, the United States, Europe and Asia. Compensation is reviewed at least annually for market competitiveness and reflects each executive's job responsibilities, experience and proven and/or expected performance.

The Committee believes that long-term incentives in the form of share options play an important role in aligning the interests of executive officers and the Corporation's shareholders. The Corporation's compensation program is generally weighted toward long-term incentives. When determining whether and how many new options are to be granted, the Committee takes into account many factors including the amount and terms of outstanding share options held by the incumbent. The considerations and the emphasis placed on them will change from time to time.

Compensation of the Co-Chief Executive Officers

The compensation of the Co-Chief Executive Officers consists of a base salary and may also include a bonus component and/or participation in the Corporation's Executive Stock Option Plan from time to time. They are also entitled to participate in the contributory employee share purchase plan.

The Committee bases compensation of the Co-Chief Executive Officers on policies similar to those described above. Important considerations include operating results of the Corporation and its subsidiaries, the comparison of overall and specific measures of financial performance with similar organizations, leadership in establishing strategic direction and many aspects of managing, planning for and overseeing the development of the Corporation and its subsidiaries.

The Committee recognizes that a very substantial portion of the Corporation's activities take place in the United States and Europe. Therefore, international compensation practices and levels may be taken into account. In addition, the Committee considers it important that the total compensation should reflect the Corporation's entrepreneurial roots and corporate culture. Accordingly, the Co-Chief Executive Officers' compensation has been weighted toward long-term incentives, primarily stock options with delayed vesting provisions, in order to align the interests of the Co-Chief Executive Officers with the Board's objective of providing long-term growth in value.

Jerry E.A. Nickerson (Chairman)
Donald F. Mazankowski
James R. Nininger

Performance Graph

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Subordinate Voting Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2002.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.

Five-Year Cumulative Total Returns
Value of $100 invested on December 31, 1997


Compound
Annual
Growth
$175
$150
$125
$100
$75
Index Value
PCC
S&P/TSX
9.04%
1.28%
1997
1998
1999
2000
2001
2002

Note:
PCC: Assumes that all dividends were reinvested.
S&P/TSX: Total return index (all dividends reinvested).

Directors' and Officers' Liability Insurance

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and its subsidiary, PFC, for both groups is $50,000,000 at a cost of $276,800 per year with a retention amount (deductible) of $1,000,000.

Appointment of Auditors

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed if approved by a majority of the votes cast at the Meeting.

Auditors' Fees

The fees paid to the auditors of the Corporation are reviewed by the Audit Committee. For the years ended December 31, 2002 and 2001, fees were payable to Deloitte & Touche LLP in the amount of $322,000 and $438,000, as detailed below.

	Year ended December 31	
	2002	2001
Audit Services	$202,000	$224,000
Audit-Related Services	98,000	180,000
Tax Compliance Services	22,000	34,000
Other Services	0	0
TOTAL	$322,000	$438,000

Statement of Corporate Governance Practices

Power believes in the importance of good corporate governance and the central role played by Directors in the governance process. The Board of Directors recognizes the utility of sharing this belief with its shareholders. The Board is responsible for, and takes this opportunity to expand on, Power's corporate governance philosophy and practices.

Power is an international management and holding company. It has had controlling shareholders since its beginnings in 1925. Its present controlling shareholder has held control since 1968 and today holds in the aggregate, directly or indirectly, or holds voting power over, shares carrying approximately 65 per cent of the votes. Power is not an operating company and over half of its interests are located outside Canada, specifically in the United States, Europe and Asia. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

There exist many models of corporate ownership and governance, including widely held and closely held companies and including boards composed largely of "related" directors and boards composed almost entirely of "unrelated" directors. It is our belief that no single corporate governance model is superior or appropriate in all cases. The Board believes that the governance system in place at Power is appropriate to its circumstances and effective, and that there are in place appropriate structures and procedures to ensure its independence from management.

Any review of governance practices should include consideration of long-term returns to shareholders. Power believes this to be an essential indicator of the effectiveness of a governance system.

The following describes the governance practices of the Corporation with specific reference to guidelines promulgated by the Toronto Stock Exchange.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power Corporation
1. The board should explicitly assume responsibility for stewardship of the corporation	The Board is responsible for supervising the management of the business and affairs of the Corporation. In fulfilling that responsibility, Power's Board appoints senior management and delegates to senior management responsibility for day-to-day management of the business and affairs of the Corporation, provides advice to senior management from time to time, and assesses the ongoing progress of the Corporation and its subsidiaries. The Board has assumed various functions, either directly or through the standing committees of the Board, including the functions referred to below. The objectives of the Directors in performing these functions is to enhance shareholder value while acting in the long-term best interests of the Corporation.
and specifically for:	
(i) adoption of a strategic planning process; (ii) identification of the principal risks of the company's business and ensuring implementation of appropriate systems to manage those risks;	The Board oversees the Corporation's strategic planning process and overall strategic and business plans and their implementation, including the scope of operations and business activities, and investments or divestitures of a material nature. The Board and its committees review with senior management on an ongoing basis the Corporation's near-term and long-term objectives and strategic plans and their implementation.
(iii) succession planning, including appointing, training and monitoring senior management;	The Board appoints all senior executives of the Corporation. The Compensation Committee is involved in the succession planning of senior management and reviews the performance of senior executives.
(iv) communications policy;	The Corporation has adopted policies respecting communications with its shareholders and others. Management seeks to respond to shareholders' questions and concerns on a prompt basis, subject to the limitations imposed by law and the sensitivity of certain information relating to the Corporation. The Corporation also communicates with its shareholders through a variety of means, including its annual reports, quarterly reports and news releases. The Corporation maintains a website at www.powercorp.com, updated with current corporate information and interlinked to the websites of group companies. Statutory disclosure documents such as management information circulars and annual information forms are reviewed and, where required, approved by the Board. At the Corporation's annual meetings, an opportunity is afforded to shareholders to question senior management. The Board believes that the Corporation's communications with its shareholders and the avenues available for shareholders and others interested in the Corporation to make inquiries about the Corporation are responsive and effective.
(v) integrity of internal control and management information systems.	The Board of Directors, through the Audit Committee, exercises oversight with respect to internal controls. See item 13 below.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power Corporation
2. A majority of directors should be "unrelated" (independent of management and free from any relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation). The board should include a number of directors who do not have interests in or relationships with either the corporation or a significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholders.	Of the Corporation's 16 Directors, 10 are considered to be unrelated to Power Corporation. Five of the Directors are members of management of the Corporation or its subsidiaries and are therefore not unrelated Directors. The Honourable Paul Desmarais is considered to be a related Director as he is the father of the Co-Chief Executive Officers of the Corporation. Ten of the Corporation's 16 Directors are unrelated to the Corporation and unrelated to its controlling shareholder.
3. The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board is constituted with the appropriate number of directors which are not related to the corporation or the significant shareholder.	In light of the obligations and duties falling upon directors, Power Corporation does not believe that whether a director is related or unrelated is an essential criterion for effective Board participation. All of Power Corporation's Directors, whether related or not, bring to the Corporation an interest in and knowledge of the affairs of the Corporation and its affiliated companies, which is a benefit to Power Corporation and its shareholders. Of the Corporation's 16 Directors, 10 are considered by the Board to be unrelated to Power Corporation. Five of the Corporation's Directors are members of management and are therefore not unrelated Directors. Paul Desmarais, Jr. and André Desmarais are the Co-Chief Executive Officers of the Corporation. John A. Rae is the Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. Michel Plessis-Bélair, FCA is the Vice-Chairman and Chief Financial Officer of the Corporation and the Executive Vice-President and Chief Financial Officer of PFC, a subsidiary of the Corporation. Robert Gratton is the President and Chief Executive Officer of PFC. In addition, the Honourable Paul Desmarais is considered to be a related Director as he is the father of the Co-Chief Executive Officers of the Corporation. As noted in item 2 above, ten Directors, representing 62 per cent of the Board, are not related to the Corporation or the Corporation's controlling shareholder.
4. The board should appoint a committee of directors, composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Board nomination function is performed by the Board as a whole. Nominees for election to the Board are chosen by the Board according to a variety of criteria, including integrity and reputation, general knowledge and experience in a particular field of interest. The Corporation believes that a diversity of views and experience enhance the ability of the Board as a whole to fulfill its responsibilities to the Corporation. Directors are not required to be specialists in the affairs of the Corporation or the businesses in which it invests but are expected to provide the Corporation with the benefit of their business experience, their judgment and their vision.
5. The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	The effectiveness of committees and of the Board itself is reviewed from time to time.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power Corporation
6. The board should provide an orientation and education program for new directors.	The Corporation provides orientation for newly elected Directors and provides information for all directors on the breadth and depth of the activities of the Corporation and its subsidiaries on an ongoing basis.
7. The board should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.	The Board believes that its present size is appropriate for effective decision-making. Since 1993 the size of the Board has decreased from 23 to the proposed 16 members.
8. The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	The Compensation Committee oversees the compensation of Directors and reviews, and recommends to the Board for approval, the remuneration of Directors after considering time commitment, comparative fees and responsibilities. In the performance of its functions, the Committee consults with outside compensation experts. The Committee's role is more fully described elsewhere in this circular.
9. Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees, such as the executive committee, may include one or more inside directors.	Each of the Audit Committee and the Compensation Committee are composed entirely of non-management Directors who are unrelated (defined in item 2 above). Half of the Directors on the Executive Committee are non-management Directors who are unrelated.
10. The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	The Board as a whole has responsibility for overseeing the Board's approach to corporate governance issues. Under the supervision of the Board, a process of review of the Corporation's approach to governance is in process.
11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities.	A description of the functions of the Board are set out in some detail in the response to Guideline number 1 above. The Board's stewardship responsibility and certain limits to management's authority are contained in the governing statute, the *Canada Business Corporations Act*. More generally, it is the Board's view that boards and management have separate responsibilities, with the former approving and overseeing and the latter initiating and executing. In addition to those matters that must by law be approved by the Board, management is required to seek Board approval for major transactions including those that involve investments and expenditures above certain monetary thresholds.
The board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	The Board as a whole is responsible for the approval of the corporate objectives that the Co-Chief Executive Officers are responsible for meeting. The Compensation Committee establishes from time to time certain corporate objectives that are relevant to the determination of the compensation payable to the Co-Chief Executive Officers.

TSX Guidelines for Improved Corporate Governance	Governance Procedures at Power Corporation
12. The board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chairman of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".	The Board believes it is appropriate in a management and holding company such as Power, with a controlling shareholder, that the positions of the Chairman of the Board and Co-Chief Executive Officer overlap. However, the Board has implemented structures and procedures to provide sufficient assurance that the Board can act independently of management. A majority of the Board is unrelated to management. Both the Audit Committee and the Compensation Committee are constituted with non-management Directors who are unrelated and half of the Directors on the Executive Committee are non-management Directors who are unrelated.
13. The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as their duties. The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	The Audit Committee is composed entirely of non-management Directors who are unrelated. The role and responsibilities of the Committee have been defined by the Board in a charter which is reviewed from time to time by the Committee. The charter is posted on the Corporation's website at www.powercorporation.com. In the performance of its functions, the Audit Committee reviews with the Corporation's auditors the audited financial statements and reviews financial information to be included in public disclosure documents. It also reviews the nature and scope of the annual audit plan, and makes a recommendation to the Board regarding the appointment of auditors. The Committee communicates directly and, from time to time, meets privately, with the Corporation's auditors. The Audit Committee exercises oversight with respect to internal controls. Pursuant to its mandate, as approved by the Board, the Committee's functions include the review of any report from the auditors on internal controls.
14. The board should implement a system to enable an individual director to engage an outside adviser, at the company's expense in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.	Committees may, at Power's expense, retain such professional advisers as the Committees deem appropriate for the purpose of carrying out their duties and responsibilities.

Available Documentation

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, one copy of (i) the Corporation's latest annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the comparative financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, management's discussion and analysis of financial condition and results of operations and any interim financial statements of the Corporation issued subsequent to the annual financial statements and (iii) the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder thereof, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Approval by Directors

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.



Edward Johnson
Vice-President, General Counsel
and Secretary

Montréal, Québec
April 3, 2003

Printed in Canada

POWER CORPORATION OF CANADA

Computershare

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

03 JUL -2 AM 7:21

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.



ABC
123
X
X

Form of Proxy - Annual Meeting to be held on May 15, 2003

Notes to Proxy

1. **Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. This proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s).
3. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.
4. **The securities represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by this proxy will be voted FOR the matters listed in items 1 and 2.**

METHOD OF VOTING



To Vote by Mail

- Complete, sign and date the reverse hereof.
- Return this Proxy in the envelope provided.

Proxies submitted must be received at the Toronto office of Computershare Trust Company of Canada by 5:00 p.m., Eastern Time, on May 14, 2003 or hand-delivered at the registration table on the day of the Meeting prior to the commencement of the Meeting.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being shareholder(s) of Power Corporation of Canada hereby appoint(s): Mr. Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer or failing him Mr. André Desmarais, President and Co-Chief Executive Officer

OR

Print the name of the person you are appointing if this person is someone instead of the foregoing

as my/our proxyholder with full power of substitution and with all the powers which the undersigned could exercise if personally present and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and to vote at the discretion of the proxyholder with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to all other matters that may properly come before the Annual Meeting of Power Corporation of Canada to be held at the Inter-Continental Hotel, 360 St. Antoine Street West, Montréal, Québec, Canada on May 15, 2003 at 11:00 a.m. and at any adjournment thereof.

1. Election of Directors

	For	Withhold
Election of all nominees		

2. Appointment of Auditors

	For	Withhold
Appointment of Deloitte & Touche LLP as Auditors		

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date - Day / Month / Year

Quarterly Financial Statements Request

☒ Mark this box if you would like to receive Quarterly Financial Statements.

If you do not mark the box, or do not return this proxy, then it will be assumed you do NOT want to receive Quarterly Financial Statements.